
13003169



HUDSON
TECHNOLOGIES

ANNUAL REPORT
TO
SHAREHOLDERS
AND
FORM 10-K
FOR
FISCAL YEAR ENDED DECEMBER 31, 2012


HUDSON
TECHNOLOGIES

July 26, 2013

Dear Shareholders:

2012 was another record setting year at Hudson, one where we reported more than $56 million in revenues, representing an increase of 27% over 2011, with record earnings. 2012 was also a year in which the EPA took action that, in line with our overall expectations, continued the steady reduction of virgin R22 production in preparation for the ultimate phase-out of virgin production by the end of 2019. During the first quarter of 2013 we saw the EPA take another material step in this same direction, only to see the EPA take a 180 degree turnabout on April 3, 2013 when the EPA issued its long awaited final rule. In this final rule the EPA permitted higher than expected virgin R-22 allowances for 2013 and 2014 and created an oversupply of R-22 in the market. That oversupply, combined with very cool spring temperatures, has negatively impacted the demand for R-22. As a result, there has been a softening of the market price of R-22 by more than 40% since the first quarter of 2013.

We are extremely disappointed in the EPA's recent ruling both from an economic and environmental standpoint. In our view the EPA not only permitted more production than was necessary in order to adequately supply the industry, it also squandered an opportunity to provide a greater benefit to the environment and to kick start the industry's transition away from HCFCs. HCFCs, and in particular R-22, are ozone depleting and high global warming gases. Accelerating their phase out is beneficial to the environment by reducing emissions and stimulating responsible handling practices such as recovery and reclamation.

The EPA will have another opportunity to correct the R-22 supply situation and benefit the environment. Under the Montreal Protocol virgin R-22 production must be reduced to zero by 2020 and, in furtherance of that requirement, the EPA is currently drafting rules to establish R-22 production allowances for the period 2015 through 2019. We are expanding our efforts to educate the EPA about the adverse environmental and market impact that will result from continued production of R-22, and to demonstrate the need to aggressively reduce production of R22 over the last five years. We believe that in this final rulemaking the EPA should aggressively limit virgin supply levels of R-22 in order to both lower the global warming potential of additional virgin R-22 and to support an orderly and efficient market for the industry and consumers.

Our Company made great progress during 2012 to build our customer base and to enhance our foundations for future growth. While the events of 2013 have presented new challenges, we will continue to focus on the growth and progress of our business and on providing the right solutions for our customers.

We are optimistic about the future of our business and we thank our employees for their hard work and dedication to our business and our shareholders for their confidence and support.

Sincerely,

Kevin J. Zugibe, P.E.
Chief Executive Officer

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-13412

Hudson Technologies, Inc.

(Exact name of registrant as specified in its charter)

New York	**13-3641539**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
P.O. Box 1541 **One Blue Hill Plaza** **Pearl River, New York**	**10965**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(845) 735-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which Registered
Common stock, $.01 par value	The NASDAQ Stock Market LLC (NASDAQ Capital Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act **[ ] Yes [x] No**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act **[ ] Yes [x] No**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **[X] Yes [ ] No**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **[X] Yes [ ] No**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company **[x]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **[ ] Yes [X] No**

The aggregate market value of registrant's common stock held by non-affiliates at June 30, 2012 was approximately $68,137,614. As of March 1, 2013 there were 24,177,258 shares of the registrant's common stock outstanding.

Documents incorporated by reference: **None**

Hudson Technologies, Inc.

Index

Part I

Item 1. Business

General

Hudson Technologies, Inc., incorporated under the laws of New York on January 11, 1991, is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, and include (i) refrigerant sales, (ii) refrigerant management services consisting primarily of reclamation of refrigerants and (iii) RefrigerantSide® Services performed at a customer's site, consisting of system decontamination to remove moisture, oils and other contaminants. In addition, RefrigerantSide® Services include predictive and diagnostic services for industrial and commercial refrigeration applications, which are designed to predict potential catastrophic problems and identify inefficiencies in an operating system. The Company's Chiller Chemistry®, Chill Smart®, Fluid Chemistry® and Performance Optimization are predictive and diagnostic service offerings. As a component of the Company's products and services, the Company also participates in the generation of carbon offset projects. See *"Carbon Offset Projects."* The Company operates principally through its wholly-owned subsidiary, Hudson Technologies Company. Unless the context requires otherwise, references to the "Company", "Hudson", "we", "us", "our", or similar pronouns refer to Hudson Technologies, Inc. and its subsidiaries.

The Company's executive offices are located at One Blue Hill Plaza, Pearl River, New York and its telephone number is (845) 735-6000.

Industry Background

The production and use in the United States of refrigerants containing hydrochlorofluorocarbons ("HCFC"), the most commonly used refrigerants, and chlorofluorocarbons ("CFC") are subject to extensive regulation under the Clean Air Act, as amended (the "Act"). The Act, which was amended in 1990 in response to evidence linking damage to the earth's ozone layer to the use of CFC and HCFC refrigerants, prohibits any person in the course of maintaining, servicing, repairing and disposing of air conditioning or refrigeration equipment, to knowingly vent or otherwise release or dispose of ozone depleting substances used as refrigerants. That prohibition of venting and releasing also applies to substitute, non-ozone depleting refrigerants, such as Hydrofluorocarbons ("HFC"). The Act also requires the recovery of all refrigerants used in residential, commercial and industrial air conditioning and refrigeration systems, and effective January 1, 1996, prohibited production of virgin (new) CFC refrigerants and limited the production of virgin (new) HCFC refrigerants. Effective January 2004, the Act further limited the production of virgin HCFC refrigerants, and federal regulations were enacted which established production and consumption allocations for HCFC refrigerants and imposed limitations on the importation of certain virgin HCFC refrigerants. Additionally, effective January 2010, the Act further limited the production of virgin HCFC refrigerants and additional federal regulations were enacted which imposed further limitations on the use, production and importation of certain virgin HCFC refrigerants. As a result of certain litigation, the federal regulations implementing the January 2010 phase down schedule have been vacated and in July 2011 the United States Environmental Protection Agency ("EPA") recast production and consumption allocations for the 2011 year. In January 2012, a proposed rule was issued by the EPA to address production and consumption allocations for the 2012, 2013 and 2014 years. A final rule to address production and consumption allocations for the 2012, 2013 and 2014 years has not yet been issued by the EPA. See *"Recent Developments."* Under the Act, production of certain virgin HCFC refrigerants is scheduled to be phased out by the year 2020, and production of all HCFC refrigerants is scheduled to be phased out by 2030. Under the Act, owners, operators and companies servicing cooling equipment are responsible for the integrity of the systems, regardless of the refrigerant being used, and for the responsible management of refrigerant.

HFC refrigerants are used as substitutes for CFC and HCFC refrigerants in certain applications. As a result of the increasing restrictions and limitations on the production and use of CFC and HCFC refrigerants, various segments of the air conditioning and refrigeration industry have been replacing or modifying equipment that utilize CFC and HCFC refrigerants and have been transitioning to equipment that utilize HFC refrigerants and a certain type of HFC's known as hydrofluoro-olefins ("HFO"). HFC refrigerants are not ozone depleting chemicals and are not currently regulated under the Act. However, certain HFC refrigerants are highly weighted greenhouse gases that are believed to contribute to global warming and climate change and, as a result, are now subject to various state and federal regulations relating to the sale, use and emissions of HFC refrigerants. In addition, federal legislation has been proposed that, if enacted, would impose limitations on the production and importation of certain virgin HFC refrigerants. The Company expects that HFC refrigerants eventually will be replaced by HFOs or other types of products with low global warming potentials.

The Act, and the federal regulations enacted under authority of the Act, have mandated and/or promoted responsible use practices in the air conditioning and refrigeration industry, which are intended to minimize the release of refrigerants into the atmosphere and encourage the recovery and re-use of refrigerants. In addition to prohibiting the venting of CFC and HCFC refrigerants, and prohibiting and/or phasing down the production of CFC and HCFC refrigerants, the Act mandates the recovery of these refrigerants and also promotes and encourages re-use and reclamation of CFC and HCFC refrigerants. Since January 1996, when virgin CFC production became prohibited, nearly the entire service demand for CFC refrigerants in existing equipment has been met through the recovery and the reclamation of used CFC refrigerants by the EPA certified reclaimers. In addition, in December 2009, the EPA issued regulations that were effective January 2010 and which limited the total pounds of virgin HCFC refrigerants that can be produced and imported to levels which, based upon the EPA's estimates, would require as much as 20% of the service demand for existing equipment to be met by reclaimed or recycled HCFC refrigerants. As a result of certain litigation, the December 2009 regulations have been vacated, and in January 2012, the EPA issued a proposed rule to address allocations for the 2012, 2013 and 2014 years. See *"Recent Developments."*

Products and Services

From its inception, the Company has sold refrigerants, and has provided refrigerant reclamation and management services that are designed to recover and reuse refrigerants, thereby protecting the environment from release to the atmosphere and the corresponding ozone depletion. The reclamation process allows the refrigerant to be re-used thereby eliminating the need to destroy or manufacture additional refrigerant and eliminating the corresponding impact to the environment associated with the destruction and manufacturing. The Company believes it is the largest refrigerant reclaimer in the United States. Additionally, the Company has created alternative solutions to reactive and preventative maintenance procedures that are performed on commercial and industrial refrigeration systems. These services, known as RefrigerantSide® Services, complement the Company's refrigerant sales and refrigerant reclamation and management services. The Company has also developed Performance Optimization services that identify inefficiencies in the operation of air conditioning and refrigeration systems and assists companies to improve the efficiency of their systems and save energy. In addition, the Company is pursuing potential opportunities for the creation and monetization of verified emission reductions. See *"Carbon Offset Projects"*.

Refrigerant Sales

The Company sells reclaimed and virgin (new) refrigerants to a variety of customers in various segments of the air conditioning and refrigeration industry. The Company continues to sell reclaimed CFC based refrigerants, which are no longer manufactured. Virgin, non-CFC refrigerants, including HCFC and HFC refrigerants, are purchased by the Company from several suppliers and resold by the Company, typically at wholesale. Additionally, the Company regularly purchases used or contaminated refrigerants, some of which are CFC based, from many different sources, which refrigerants are then reclaimed using the Company's high speed proprietary reclamation equipment, its patented Zugibeast® system, and then are resold by the Company.

Refrigerant Management Services

The Company provides a complete offering of refrigerant management services, which primarily include reclamation of refrigerants, laboratory testing through the Company's laboratory, which has been certified by the Air Conditioning, Heating and Refrigeration Institute ("AHRI"), formerly the Air Conditioning, and Refrigeration Institute, and banking (storage) services tailored to individual customer requirements. Hudson also separates "crossed" (i.e. commingled) refrigerants and provides re-usable cylinder refurbishment and hydrostatic testing services.

RefrigerantSide® Services

The Company provides decontamination and recovery services that are performed at a customer's site through the use of portable, high volume, high-speed proprietary equipment, including the patented Zugibeast® system. Certain of these RefrigerantSide® Services, which encompass system decontamination, and refrigerant recovery and reclamation are also proprietary and are covered by process patents.

In addition to the decontamination and recovery services previously described, the Company also provides predictive and diagnostic services for its customers. The Company offers diagnostic services that are intended to predict potential problems in air conditioning and refrigeration systems before they occur. The Company's Chiller Chemistry® offering integrates several fluid tests of an operating system and the corresponding laboratory results into an engineering report providing its customers with an understanding of the current condition of the fluids, the cause for any abnormal findings and the potential consequences if the abnormal findings are not remediated. Fluid Chemistry®, an abbreviated version of the Company's Chiller Chemistry® offering, is designed to quickly identify systems that require further examination.

The Company also delivers energy services offerings ("Energy Services") to large industrial and commercial companies both in the United States and internationally. A large portion of its Energy Services business involves the performance of "investment grade" Energy Savings Assessments ("ESAs") for process and utility systems including steam, refrigeration and process cooling, process heating, waste heat recovery, and combined heat and power systems. These assessments can identify significant energy and cost savings projects for customers that lead to a direct reduction in carbon dioxide ("CO_2") emissions from the site or from the power plants. The Company's Energy Services division is staffed by engineers that are recognized as Energy Experts and Qualified Best Practices Specialists by the United States Department of Energy ("DOE") in the areas of Steam and Process Heating under the DOE

"Best Practices" program, and are the Lead International Energy Experts for steam systems for the United Nations Industrial Development Organization. The Company's staff have trained more than 2,000 industrial plant personnel in the US and internationally, and have developed and are currently delivering training curriculums in 10 different countries.

The Company has also been awarded several US patents for its Performance Monitoring & Optimization System ("PMOS"), which is a system for measuring, modifying and improving the efficiency of energy systems, including air conditioning and refrigeration systems, in industrial and commercial applications. The Company's PMOS is able to identify specific inefficiencies in the operation of refrigeration systems and, when used with Hudson's RefrigerantSide® Services, can increase the efficiency of the operating systems thereby reducing energy usage and costs. Improving the system efficiency reduces power consumption thereby directly reducing CO_2 emissions at the power plants or onsite. In addition, the Company's ChillSmart® offering, which combines the PMOS methodology with the Company's Chiller Chemistry® offering, provides a snapshot of a packaged chiller's operating efficiency and health. ChillSmart® provides a very effective predictive maintenance tool and helps our customers to identify the operating chillers that cause higher operating costs. Recently, the Company acquired proprietary EffTrack™ chiller efficiency software to complement the Company's ChillSmart® offering and to enable customers to monitor and improve chiller performance and proactively identify and correct system inefficiencies.

Carbon Offset Projects

CFC refrigerants are ozone depleting substances and are also highly weighted greenhouse gases that contribute to global warming and climate change. The destruction of CFC refrigerants may be eligible for verified emission reductions that can be converted and monetized into carbon offset credits that may be traded in the emerging carbon offset markets. The Company is pursuing opportunities to acquire CFC refrigerants and is developing relationships within the emerging environmental markets in order to develop opportunities for the creation and monetization of verified emission reductions from the destruction of CFC refrigerants.

Hudson's Network

Hudson operates from a network of facilities located in:

Auburn, Washington	--RefrigerantSide® Service depot
Baton Rouge, Louisiana	--RefrigerantSide® Service depot
Champaign, Illinois	--Reclamation and separation of refrigerants and cylinder refurbishment center; RefrigerantSide® Service depot
Charlotte, North Carolina	--RefrigerantSide® Service depot
Stony Point, New York	--RefrigerantSide® Service depot
Pearl River, New York	--Company headquarters and administrative offices
Pottsboro, Texas	--Telemarketing office
Hampstead, New Hampshire	--Telemarketing office
Tulsa, Oklahoma	--Energy and Carbon Services

Strategic Alliances

The Company believes that the international market for refrigerant reclamation, sales and services is equal in size to the United States market for those sales and services. Over time, the Company expects to introduce its technology and offerings to several geographies around the world.

In July 2011, the Company entered into a joint venture agreement with Safety Hi-Tech S.r.l ("SHT") and with the principals of Banini-Binotti Associates ("BB"). The joint venture created a new entity known as Hudson Technologies Europe, S.r.l. ("HTE"). The Company and SHT each own 40% of HTE with BB owning the remaining 20%. HTE's purpose is to develop a business that provides for refrigerant reclamation, RefrigerantSide® services and energy optimization services throughout most of Europe, the Middle East and North Africa. As of December 31, 2012, the joint venture has begun limited operations. The Company intends to, over time, have each of its offerings that are available in the US made available in each of these geographies through the operations of HTE.

In August 2012, the Company entered into a joint venture agreement with SHT. The joint venture has created a new entity known as Safety Hi-Tech USA, LLC ("USA"). The Company and SHT each own 50% of USA. USA's purpose is to develop a business that provides fire suppression and suppressants throughout North America and Mexico. As of December 31, 2012, the joint venture has not started operations.

Suppliers

The Company's financial performance and its ability to sell refrigerants is in part dependent on its ability to obtain sufficient quantities of virgin, non-CFC based refrigerants, and of reclaimable CFC and non-CFC based, refrigerants from manufacturers, wholesalers, distributors, bulk gas brokers and from other sources within the air conditioning, refrigeration and automotive aftermarket industries, and on corresponding demand for refrigerants. The Company's refrigerant sales include CFC based refrigerants, which are no longer manufactured. Additionally, the Company's refrigerant sales include non-CFC based refrigerants, including HCFC and HFC refrigerants, which are the most widely used refrigerants. Effective January 1, 1996, the Act limited the production of virgin HCFC refrigerants, which production was further limited in January 2004. Federal regulations enacted in January 2004 established production and consumption allowances for HCFCs and imposed limitations on the importation of certain virgin HCFC refrigerants. In addition, effective January 2010, the Act further limited the production of virgin HCFC refrigerants and additional federal regulations were enacted which imposed further limitations on the use, production and importation of virgin HCFC refrigerants. As a result of certain litigation, the federal regulations implementing the January 2010 phase down schedule were vacated and the EPA has issued a proposed rule for future reductions. See "*Recent Developments*". Under the Act, production of certain virgin HCFC refrigerants is scheduled to be phased out by the year 2020 and production of all virgin HCFC refrigerants is scheduled to be phased out by the year 2030. The limitations imposed by and under the Act may limit supplies of virgin refrigerants for the foreseeable future or cause a significant increase in the price of virgin HCFC refrigerants.

Customers

The Company provides its services to commercial, industrial and governmental customers, as well as to refrigerant wholesalers, distributors, contractors and to refrigeration equipment manufacturers. Agreements with larger customers generally provide for standardized pricing for specified services.

For the year ended December 31, 2012, two customers each accounted for 10% or more of the Company's revenues and, in the aggregate these two customers accounted for 28% of the Company's revenue. At December 31, 2012, there were no outstanding receivables from these customers. For the year ending December 31, 2011, no one customer accounted for 10% or more of the Company's revenues.

Marketing

Marketing programs are conducted through the efforts of the Company's executive officers, Company sales personnel, and third parties. Hudson employs various marketing methods, including direct mailings, technical bulletins, in-person solicitation, print advertising, response to quotation requests and the internet through the Company's website (www.hudsontech.com). Information in the Company's website is not part of this report.

The Company's sales personnel are compensated on a combination of a base salary and commission. The Company's executive officers devote significant time and effort to customer relationships.

Competition

The Company competes primarily on the basis of the performance of its proprietary high volume, high-speed equipment used in its operations, the breadth of services offered by the Company, including proprietary RefrigerantSide® Services and other on-site services, and price, particularly with respect to refrigerant sales.

The Company competes with numerous regional and national companies that market reclaimed and virgin refrigerants and provide refrigerant reclamation services. Certain of these competitors possess greater financial, marketing, distribution and other resources for the sale and distribution of refrigerants than the Company and, in some instances, serve a more extensive geographic area than the Company.

Hudson's RefrigerantSide® Services provide new and innovative solutions to certain problems within the refrigeration industry and, as such, the demand and market acceptance for these services are subject to uncertainty. Competition for these services primarily consists of traditional methods of solving the industry's problems. The Company's marketing strategy is to educate the marketplace that its alternative solutions are available and that RefrigerantSide® Services are superior to traditional methods. The market acceptance for these services is subject to uncertainty.

Insurance

The Company carries insurance coverage that it considers sufficient to protect the Company's assets and operations. The Company currently maintains general commercial liability insurance and excess liability coverage for claims up to $11,000,000 per occurrence and $12,000,000 in the aggregate. The Company attempts to operate in a professional and prudent manner and to reduce potential liability risks through specific risk management efforts, including ongoing employee training.

The refrigerant industry involves potentially significant risks of statutory and common law liability for environmental damage and personal injury. The Company, and in certain instances, its officers, directors and employees, may be subject to claims arising from the Company's on-site or off-site services, including the improper release, spillage, misuse or mishandling of refrigerants classified as hazardous or non-hazardous substances or materials. The Company may be held strictly liable for damages, which could be substantial, regardless of whether it exercised due care and complied with all relevant laws and regulations.

Hudson maintains environmental impairment insurance of $10,000,000 per occurrence, and $10,000,000 annual aggregate, for events occurring subsequent to November 1996.

Government Regulation

The business of refrigerant sales, reclamation and management is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the United States Occupational Safety and Health Administration ("OSHA") and the United States Department of Transportation ("DOT").

Among other things, these regulatory authorities impose requirements which regulate the handling, packaging, labeling, transportation and disposal of hazardous and non-hazardous materials and the health and safety of workers, and require the Company and, in certain instances, its employees, to obtain and maintain licenses in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company.

Hudson and its customers are subject to the requirements of the Act, and the regulations promulgated thereunder by the EPA, which make it unlawful for any person in the course of maintaining, servicing, repairing, and disposing of air conditioning or refrigeration equipment, to knowingly vent or otherwise release or dispose of ozone depleting substances, and non-ozone depleting substitutes, used as refrigerants.

Pursuant to the Act, reclaimed refrigerant must satisfy the same purity standards as newly manufactured, virgin refrigerants in accordance with standards established by AHRI prior to resale to a person other than the owner of the equipment from which it was recovered. The EPA administers a certification program pursuant to which applicants certify to reclaim refrigerants in compliance with AHRI standards. The Company is one of only three certified refrigerant testing laboratories under AHRI's laboratory certification program, which is a voluntary program that certifies the ability of a laboratory to test refrigerant in accordance with the AHRI 700 standard.

In addition, the EPA has established a mandatory certification program for air conditioning and refrigeration technicians. Hudson's technicians have applied for or obtained such certification.

The Company may also be subject to regulations adopted by the EPA which impose certain reporting requirements arising out of the importation of certain HCFCs, and arising out of the purchase, production, use and/or emissions of certain greenhouse gases, including HFCs.

The Company is also subject to regulations adopted by the DOT which classify most refrigerants handled by the Company as hazardous materials or substances and imposes requirements for handling, packaging, labeling and transporting refrigerants and which regulate the use and operation of the Company's commercial motor vehicles used in the Company's business.

The Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), requires facilities that treat, store or dispose of hazardous wastes to comply with certain operating standards. Before transportation and disposal of hazardous wastes off-site, generators of such waste must package and label their shipments consistent with detailed regulations and prepare a manifest identifying the material and stating its destination. The transporter must deliver the hazardous waste in accordance with the manifest to a facility with an appropriate RCRA permit. Under RCRA, impurities removed from refrigerants consisting of oils mixed with water and other contaminants are not presumed to be hazardous waste.

The Emergency Planning and Community Right-to-Know Act of 1986, as amended requires the annual reporting by the Company of Emergency and Hazardous Chemical Inventories (Tier II reports) to the various states in which the Company operates and requires the Company to file annual Toxic Chemical Release Inventory Forms with the EPA.

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), establishes liability for clean-up costs and environmental damages to current and former facility owners and operators, as well as persons who transport or arrange for transportation of hazardous substances. Almost all states have similar statutes regulating the handling and storage of hazardous substances, hazardous wastes and non-hazardous wastes. Many such statutes impose requirements that are more stringent than their federal counterparts. The Company could be subject to substantial liability under these statutes to private parties and government entities, in some instances without any fault, for fines, remediation costs and environmental damage, as a result of the mishandling, release, or existence of any hazardous substances at any of its facilities.

The Occupational Safety and Health Act of 1970, as amended mandates requirements for a safe work place for employees and special procedures and measures for the handling of certain hazardous and toxic substances. State laws, in certain circumstances, mandate additional measures for facilities handling specified materials.

The Company believes that it is in compliance with all material regulations relating to its material business operations.

Quality Assurance & Environmental Compliance

The Company utilizes in-house quality and regulatory compliance control procedures. Hudson maintains its own analytical testing laboratory, which is AHRI certified, to assure that reclaimed refrigerants comply with AHRI purity standards and employs portable testing equipment when performing on-site services to verify certain quality specifications. The Company employs five persons engaged full-time in quality control and to monitor the Company's operations for regulatory compliance.

Employees

The Company has 92 full and 2 part time employees including air conditioning and refrigeration technicians, chemists, engineers, sales and administrative personnel.

None of the Company's employees are represented by a union. The Company believes that its employee relations are good.

Patents and Proprietary Information

The Company holds a United States patent and seventeen foreign patents and has patent applications pending in two other foreign countries, all relating to the high-speed equipment, components and process to reclaim refrigerants. The Company also holds a registered trademark for its Zugibeast®. The United States patent will expire in May 2014 and the foreign patents will expire between May 2014 and December 2014. The Company also holds several U.S. and foreign patents related to certain RefrigerantSide® Services and supporting systems developed by the Company for certain systems and processes for measuring and improving the efficiency of refrigeration systems, and for certain refrigerant recycling and reclamation technologies. These patents will expire between February 2017 and April 2032.

The Company believes that patent protection is important to its business. There can be no assurance as to the breadth or degree of protection that patents may afford the Company, that any patent applications will result in issued patents or that patents will not be circumvented or invalidated. Technological development in the refrigerant industry may result in extensive patent filings and a rapid rate of issuance of new patents. Although the Company believes that its existing patents and the Company's equipment do not and will not infringe upon existing patents or violate proprietary rights of others, it is possible that the Company's existing patent rights may not be valid or that infringement of existing or future patents or violations of proprietary rights of others may occur. In the event the Company's equipment or processes infringe, or are alleged to infringe, patents or other proprietary rights of others, the Company may be required to modify the design of its equipment or processes, obtain a license or defend a possible patent infringement action. There can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action or that the Company will not become liable for damages.

The Company also relies on trade secrets and proprietary know-how, and employs various methods to protect its technology. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how or obtain access to the Company's know-how, concepts, ideas and documentation. Failure to protect its trade secrets could have a material adverse effect on the Company.

Recent Developments

In January 2012, the EPA published a proposed rule by which the EPA has proposed to further reduce the production of HCFC refrigerants when compared to the reductions established in the January 1, 2010 published rule. The reductions proposed by the EPA in the proposed rule range from 11 to 47 percent from the levels established in the prior rule for the calendar years 2012, 2013, and 2014 (the "Period"). To the extent that there is no final rule for the Period, the industry is operating under the direction of "No Action Assurance Letters" issued by the Enforcement Division of the EPA. For the years ending December 31, 2012 and 2013, the EPA has allowed virgin production or importation of 55 and 39 million pounds, respectively, of HCFC 22. The Company believes it is likely that the final rule, which the Company expects to be issued in 2013, will allow for the production or importation of at least 45 million pounds of HCFC 22 for 2013. Once a final rule is released, the actual number of pounds will be known for the entire Period.

Item 1A. Risk Factors

There are many important factors, including those discussed below (and above as described under "Patents and Proprietary Information"), that have affected, and in the future could affect Hudson's business including, but not limited to, the factors discussed below, which should be reviewed carefully together with the other information contained in this report. Some of the factors are beyond Hudson's control and future trends are difficult to predict.

Our existing and future debt obligations could impair our liquidity and financial condition.

Our existing credit facility, which currently expires in June 2015, is secured by substantially all of our assets and contains formulas that limit the amount of our borrowings under the facility. Moreover, the terms of our credit facility also include negative covenants that, among other things, may limit our ability to incur additional indebtedness. If we violate any loan covenants and do not obtain a waiver from our lender, our indebtedness under the credit facility would become immediately due and payable, and the lender could foreclose on its security, which could materially adversely affect our business and future financial condition and could require us to curtail or otherwise cease our existing operations.

We may need additional financing to satisfy our future capital requirements, which may not be readily available to us.

Our capital requirements may be significant in the future. In the future, we may incur additional expenses in the development and implementation of our operations. Due to fluctuations in the price, demand and availability of new refrigerants, our existing credit facility that expires in June 2015 may not in the future be sufficient to provide all of the capital that we need to acquire and manage our inventories of new refrigerant. As a result, we may be required to seek additional equity or debt financing in order to develop our RefrigerantSide® Services business our refrigerant sales business and our other businesses. We have no current arrangements with respect to, or sources of, additional financing other than our existing credit facility. There can be no assurance that we will be able to obtain any additional financing on terms acceptable to us or at all. Our inability to obtain financing, if and when needed, could materially adversely affect our business and future financial condition and could require us to curtail or otherwise cease our existing operations.

Adverse weather or economic downturn could adversely impact our financial results

Our business could be negatively impacted by adverse weather or economic downturns. Weather is a significant factor in determining market demand for the refrigerants sold by us, and to a lesser extent, our RefrigerantSide® Services. Unusually cooler temperatures in the spring and summer tend to depress demand for, and price of, refrigerants we sell. Protracted periods of cooler than normal spring and summer weather could result in a substantial reduction in our sales which could adversely affect our financial position as well as our results of operations. An economic downturn could cause customers to postpone or cancel purchases of the Company's products or services. Either or both of these conditions could have severe negative implications to our business that may exacerbate many of the risk factors we identified in this report but not limited, to the following:

Liquidity
These conditions could reduce our liquidity and this could have a negative impact on our financial condition and results of operations.

Demand
These conditions could lower the demand and/or price for our product and services, which would have a negative impact on our results of operation.

The nature of our business exposes us to potential liability.

The refrigerant recovery and reclamation industry involves potentially significant risks of statutory and common law liability for environmental damage and personal injury. We, and in certain instances, our officers, directors and employees, may be subject to claims arising from our on-site or off-site services, including the improper release, spillage, misuse or mishandling of refrigerants classified as hazardous or non-hazardous substances or materials. We may be strictly liable for damages, which could be substantial, regardless of whether we exercised due care and complied with all relevant laws and regulations. Our current insurance coverage may not be sufficient to cover potential claims, and adequate levels of insurance coverage may not be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude would have a material adverse effect on our business and financial condition.

Our business and financial condition is substantially dependent on the sale and continued environmental regulation of refrigerants.

Our business and prospects are largely dependent upon continued regulation of the use and disposition of refrigerants. Changes in government regulations relating to the emission of refrigerants into the atmosphere could have a material adverse effect on us. Failure by government authorities to otherwise continue to enforce existing regulations or significant relaxation of regulatory requirements could also adversely affect demand for our services and products.

Our business is subject to significant regulatory compliance burdens.

The refrigerant reclamation and management business is subject to extensive, stringent and frequently changing federal, state and local laws and substantial regulation under these laws by governmental agencies, including the EPA, the OSHA and DOT. Although we believe that we are in substantial compliance with all material regulations relating to our material business operations, amendments to existing statutes and regulations or adoption of new statutes and regulations which affect the marketing and sale of refrigerant could require us to continually alter our methods of operation and/or discontinue the sale of certain of our products resulting in costs to us that could be substantial. We may not be able, for financial or other reasons, to comply with applicable laws, regulations and permit requirements, particularly as we seek to enter into new geographic markets. Our failure to comply with applicable laws, rules or regulations or permit requirements could subject us to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions, which would, if of significant magnitude, materially adversely impact our operations and future financial condition.

As a result of competition, and the strength of some of our competitors in the market, we may not be able to compete effectively.

The markets for our services and products are highly competitive. We compete with numerous regional and national companies which provide refrigerant recovery and reclamation services, as well as companies which market and deal in new and reclaimed alternative refrigerants, including certain of our suppliers, some of which possess greater financial, marketing, distribution and other resources than us. We also compete with numerous manufacturers of refrigerant recovery and reclamation equipment. Certain of these competitors have established reputations for success in the service of air conditioning and refrigeration systems. We may not be able to compete successfully, particularly as we seek to enter into new markets.

A number of factors could negatively impact the price and/or availability of refrigerants, which would, in turn, adversely affect our business and financial condition.

Refrigerant sales continue to represent a significant portion of our revenues. Therefore, our business is substantially dependent on the availability of both new and used refrigerants in large quantities, which may be affected by several factors including, without limitations; (i) commercial production and consumption limitations imposed by the Act and legislative limitations and ban on HCFC refrigerants; (ii) the ban on production of CFC based refrigerants under the Act; (iii) the proposed legislation which, if enacted, could impose limitations on production and consumption of HFC refrigerants; (iv) introduction of new refrigerants and air conditioning and refrigeration equipment; (v) price competition resulting from additional market entrants; (vi) changes in government regulation on the use and production of refrigerants; and (vii) reduction in demand for refrigerants. We do not maintain firm agreements with any of our suppliers of refrigerants and we do not hold allowances permitting us to purchase and import HCFC refrigerants abroad. Sufficient amounts of new and/or used refrigerants may not be available to us in the future, particularly as a result of the further phase down of HCFC production, or may not be available on commercially reasonable terms. Additionally, we may be subject to price fluctuations, periodic delays or shortages of new and/or used refrigerants. Our failure to obtain and resell sufficient quantities of virgin refrigerants on commercially reasonable terms, or at all, or to obtain, reclaim and resell sufficient quantities of used refrigerants would have a material adverse effect on our operating margins and results of operations.

Issues relating to potential global warming and climate change could have an impact on our business.

Refrigerants are considered to be strong greenhouse gases that are believed to contribute to global warming and climate change and are now subject to various state and federal regulations relating to the sale, use and emissions of refrigerants. In addition, federal legislation has been proposed that, if enacted, would impose limitations on the production and importation of certain virgin HFC refrigerants and current and future global warming and climate change or related legislation and/or regulations, may impose additional compliance burdens on us and on our customers and suppliers which could potentially result in increase administrative costs, decreased demand in the marketplace for our products, and/or increased costs for our supplies and products.

The loss of key management personnel would adversely impact our business.

Our success is largely dependent upon the efforts of our Chief Executive Officer and Chairman. The loss of his services would have a material adverse effect on our business and prospects.

We have the ability to designate and issue preferred stock, which may have rights, preferences and privileges greater than Hudson's common stock and which could impede a subsequent change in control of us.

Our Certificate of Incorporation authorizes our Board of Directors to issue up to 5,000,000 shares of "blank check" preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further shareholder approval. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any additional preferred stock that may be issued by us in the future. Our ability to issue preferred stock without shareholder approval could have the effect of making it more difficult for a third party to acquire a majority of our voting stock, thereby delaying, deferring or preventing a change in control of us.

If our common stock were delisted from NASDAQ it would be subject to "penny stock" rules which could negatively impact its liquidity and our shareholders' ability to sell their shares.

Our common stock is currently listed on the NASDAQ Capital Market. We must comply with numerous NASDAQ MarketPlace rules in order to continue the listing of our common stock on NASDAQ. There can be no assurance that we can continue to meet the rules required to maintain the NASDAQ listing of our common stock. If we are unable to maintain our listing on NASDAQ, the market liquidity of our common stock may be severely limited.

Our management effectively controls our affairs.

Currently, our officers and directors collectively own approximately 28% of our outstanding common stock. Accordingly, our officers and directors are in a position to significantly effect, and potentially fully control us and the election of our directors. There is no provision for cumulative voting for our directors.

We may fail to successfully integrate any acquisitions made by us into our operations.

As part of our business strategy, we may look for opportunities to grow by acquiring other product lines, technologies or facilities that complement or expand our existing business. We may be unable to identify suitable acquisition candidates or negotiate acceptable terms. In addition, we may not be able to successfully integrate any assets, liabilities, customers, systems or management personnel we may acquire into our operations and we may not be able to realize related revenue synergies and cost savings within expected time frames. There can be no assurance that we will be able to successfully integrate any acquisition we do make.

Item 1B. Unresolved Staff Comments

Not Applicable

Item 2. Properties

The Company's Auburn, Washington depot facility is a 3,000 square foot facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $25,000 pursuant to a month to month rental agreement.

The Company's Baton Rouge, Louisiana depot facility is a 3,600 square foot facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $27,000 pursuant to a month to month rental agreement.

The Company's Champaign, Illinois facility is located in a 48,000 square foot building, which was purchased by the Company in May 2005 for $999,999. On June 1, 2012, the Company entered into a mortgage note with Busey Bank for $855,000. The note bears interest at the fixed rate of 4% per annum, amortizing over 60 months and maturing on June 1, 2017. The mortgage note is secured by the Company's land and building located in Champaign, Illinois. As of December 31, 2012, the Company has $764,000 outstanding under this mortgage and the annual real estate taxes on this facility are approximately $42,000.

The Company has established a second facility in Champaign, Illinois, which is a 60,000 square foot facility located in an approximately 130,000 square foot building. The building is leased from an unaffiliated third party at an annual rental of $258,000, pursuant to an arrangement expiring in December 2014. The Company also leases an additional 4,000 square feet in the same building at an annual rent of $19,200 pursuant to a month to month rental agreement.

The Company's Charlotte, North Carolina depot facility is an 8,500 square foot facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $61,000 pursuant to an agreement expiring in March 2016.

The Company's Stony Point, New York depot facility is an 18,000 square foot facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $106,000 pursuant to an agreement expiring in June 2016.

The Company's headquarters are located in a 4,200 square foot office facility located in a multi-tenant building in Pearl River, New York. The building is leased from an unaffiliated third party at an annual rental of $105,000 pursuant to an agreement expiring in August 2018.

The Company's Pottsboro, Texas telemarketing facility is located in a 1,350 square foot office facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $18,000 pursuant to an agreement expiring in August 2014.

The Company's Hampstead, New Hampshire telemarketing facility is located in a 1,600 square foot office facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $24,000 pursuant to an agreement expiring in August 2017.

The Company's Tulsa, Oklahoma energy and carbon services facility is located in a 2,304 square foot office facility located in a multi-tenant building leased from an unaffiliated third party at an annual rental of $26,000 which includes our share of operating expenses. This lease expires December 2014.

In addition to the above leases, the Company from time to time utilizes public warehouse space on a month to month basis. The Company typically enters into short-term leases for its facilities and whenever possible extends the expiration date of such leases. The Company believes that its insurance policies are adequate to protect the Company's property.

Item 3. Legal Proceedings

On April 1, 1999, the Company reported a release of approximately 7,800 lbs. of R-11 refrigerant (the "1999 Release"), at its former leased facility in Hillburn, NY (the "Hillburn Facility"), which the Company vacated in June 2006. A failed hose connection to one of the Company's outdoor storage tanks allowed liquid R-11 refrigerant ("R-11") to discharge from the tank into the concrete secondary containment area in which the subject tank was located.

Between April 1999 and May 1999, with the approval of the New York State Department of Environmental Conservation ("DEC"), the Company constructed and put into operation a remediation system to remove R-11 levels in the groundwater under and around the Hillburn Facility.

In September 2000, the Company signed an Order on Consent with the DEC, which was amended in May 2001, whereby the Company agreed to operate the remediation system and perform monthly testing at the Hillburn Facility until remaining groundwater contamination has been effectively abated. In July 2005, the DEC approved a modification of the Order on Consent to reduce the frequency of testing from monthly to quarterly. The Company is continuing to operate the remediation system pursuant to the approved modifications to that Order on Consent. In December 2012, the Company met with representatives of the DEC and has proposed further modifications to the Order of Consent to further reduce the frequency and scope of testing, and expects to finalize these modifications during the first half of 2013. Based upon the Company's recent discussions with the DEC, as of December 31, 2012, the Company accrued, as an expense in its consolidated financial statements, the costs that the Company believes it will incur in connection with its compliance with the Order of Consent through December 31, 2017. There can be no assurance that additional testing will not be required or that the Company will not incur additional costs and such costs in excess of the Company's estimate may have a material adverse effect on the Company financial condition or results of operations.

In May 2000, the Hillburn Facility, as a result of the 1999 Release, was nominated by the EPA for listing on the National Priorities List ("NPL") pursuant to CERCLA. The Company submitted opposition to the listing within the sixty-day comment period. In September 2003, the EPA advised the Company that it has no current plans to finalize the process for listing of the Hillburn Facility on the NPL and that the EPA will not withdraw the proposal for listing on the NPL.

The Company has exhausted all insurance proceeds available for the 1999 Release under all applicable policies.

During the years ended December 31, 2012 and 2011, the Company incurred $102,000 and $86,000, respectively, in additional remediation costs in connection with the matters above. There can be no assurance that the ultimate outcome of the 1999 Release will not have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the EPA will not change its current plans and seek to finalize the process of listing the Hillburn Facility on the NPL, or that the ultimate outcome of such a listing will not have a material adverse effect on the Company's financial condition and results of operations.

Item 4. Mine Safety Disclosures

Not Applicable

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the NASDAQ Capital Market under the symbol "HDSN". The following table sets forth, for the periods indicated, the range of the high and low sale prices for the Common stock as reported by NASDAQ.

	High	Low
2011		
• First Quarter	$ 2.40	$ 1.60
• Second Quarter	$ 2.25	$ 1.55
• Third Quarter	$ 1.92	$ 1.10
• Fourth Quarter	$ 1.57	$ 1.01
2012		
• First Quarter	$ 3.82	$ 1.38
• Second Quarter	$ 4.23	$ 2.84
• Third Quarter	$ 4.40	$ 3.23
• Fourth Quarter	$ 4.06	$ 2.98

The number of record holders of the Company's common stock was approximately 170 as of February 26, 2013. The Company believes that there are in excess of 2,400 beneficial owners of its common stock.

To date, the Company has not declared or paid any cash dividends on its common stock. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements and financial condition, borrowing covenants, and other relevant factors. The Company presently intends to retain all earnings, if any, to finance the Company's operations and development of its business and does not expect to declare or pay any cash dividends on its Common stock in the foreseeable future. In addition, the Company has a credit facility with PNC Bank National Association ("PNC") that, among other things, restricts the Company's ability to declare or pay any cash dividends on its capital stock.

See Item 12 for certain information with respect to the Company's equity compensation plans as of December 31, 2012.

On May 17, 2012, the Company issued 20,000 shares of the Company's common stock to an individual business consultant for services rendered to the Company, and the Company recognized $74,000 in general and administrative expenses for these services.

On November 9, 2012, the Company issued 133,589 shares of the Company's common stock, at a price of $3.743 per share, to EffTec International, Inc. ("EffTec"), in connection with the Company's purchase from EffTec's subsidiary of its proprietary Efftrack™ software and certain other assets. The Company also issued 26,716 shares of its common stock, at a price of $3.743 per share, to Scott Macon, Ltd. in payment for services it performed as the Company's advisor in such transaction.

The issuances of the above-referenced shares were exempt from registration pursuant to the provisions of Section 4(2) of the Securities Act of 1933.

Item 6. Selected Financial Data

Not Applicable

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements contained in this section and elsewhere in this Form 10-K constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changes in the demand and price for refrigerants (including unfavorable market conditions adversely affecting the demand for, and the price of refrigerants), the Company's ability to source CFC and non-CFC based refrigerants, regulatory and economic factors, seasonality, competition, litigation, the nature of supplier or customer arrangements that become available to the Company in the future, adverse weather conditions, possible technological obsolescence of existing products and services, possible reduction in the carrying value of long-lived assets, estimates of the useful life of its assets, potential environmental liability, customer concentration, the ability to obtain financing, and other risks detailed in this report and in the Company's other periodic reports filed with the Securities and Exchange Commission ("SEC"). The words "believe", "expect", "anticipate", "may", "plan", "should" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Several of the Company's accounting policies involve significant judgments, uncertainties and estimations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. To the extent that actual results differ from management's judgments and estimates, there could be a material adverse effect on the Company. On a continuous basis, the Company evaluates its estimates, including, but not limited to, those estimates related to its allowance for doubtful accounts, inventory reserves, and valuation allowance for the deferred tax assets relating to its net operating loss carry forwards ("NOLs") and commitments and contingencies. With respect to accounts receivable, the Company estimates the necessary allowance for doubtful accounts based on both historical and anticipated trends of payment history and the ability of the customer to fulfill its obligations. For inventory, the Company evaluates both current and anticipated sales prices of its products to determine if a write down of inventory to net realizable value is necessary. In determining the Company's valuation allowance for its deferred tax assets, the Company assesses its ability to generate taxable income in the future. The Company utilizes both internal and external sources to evaluate potential current and future liabilities for various commitments and contingencies. In the event that the assumptions or conditions change in the future, the estimates could differ from the original estimates.

Overview

Sales of refrigerants continue to represent a significant portion of the Company's revenues. The Company's refrigerant sales are primarily HCFC and HFC based refrigerants and to a lesser extent CFC based refrigerants that are no longer manufactured. Under the Act the phase-down of future production of certain virgin HCFC refrigerants commenced in 2010 and is scheduled to be phased out by the year 2020, and production of all virgin HCFC refrigerants is scheduled to be phased out by the year 2030.

The Company has created and developed a service offering known as RefrigerantSide® Services. RefrigerantSide® Services are sold to contractors and end-users whose refrigeration systems are used in commercial air conditioning and industrial processing. These services are offered in addition to refrigerant sales and the Company's traditional refrigerant management services, which consist primarily of reclamation of refrigerants. The Company has created a network of service depots that provide a full range of the Company's RefrigerantSide® Services to facilitate the growth and development of its service offerings.

The Company focuses its sales and marketing efforts for its RefrigerantSide® Services on customers who the Company believes most readily appreciate and understand the value that is provided by its RefrigerantSide® Services offering. In pursuing its sales and marketing strategy, the Company offers its RefrigerantSide® Services to customers in the following industries: petrochemical, pharmaceutical, industrial power, manufacturing, commercial facility and property management and maritime. The Company may incur additional expenses as it develops its RefrigerantSide® Services offering.

Results of Operations

Year ended December 31, 2012 as compared to the year ended December 31, 2011

Revenues for the year ended December 31, 2012 were $56,447,000, an increase of $12,125,000 or 27% from the $44,322,000 reported during the comparable 2011 period. The increase in revenues was primarily attributable to an increase in refrigerant revenues of $11,874,000 as well as an increase in RefrigerantSide® Services revenues of $251,000. The increase in refrigerant revenue is primarily related to an increase in the selling price per pound of certain refrigerants sold, which accounted for an increase in revenues of $18,862,000, offset in part by a decrease in the number of pounds of certain refrigerants sold, which accounted for a decrease in revenues of $6,988,000. The increase in RefrigerantSide® Services was primarily attributable to an increase in the price of jobs completed when compared to the same period in 2011, offset to a lesser extent by a decrease in the number of jobs completed compared to the same period in 2011.

Cost of sales for the year ended December 31, 2012 was $33,905,000, a decrease of $1,732,000 or 5% from the $35,637,000 reported during the comparable 2011 period. The decrease in cost of sales was primarily due to fewer pounds of refrigerant sold in 2012 when compared to the same period in 2011. As a percentage of sales, cost of sales was 60% of revenues for 2012, a decrease from the 80% reported for the comparable 2011 period, primarily due to a higher selling price per pound for certain refrigerants in 2012 as compared to the comparable 2011 period.

Operating expenses for the year ended December 31, 2012 were $7,662,000, an increase of $1,505,000 or 24% from the $6,157,000 reported during the comparable 2011 period. The increase in operating expenses was primarily related to increases in selling expense of $600,000 (primarily in selling payroll expenses), administrative payroll expenses of $600,000, and the balance primarily related to increased professional fees.

Other income (expense) for the year ended December 31, 2012 was ($684,000), compared to the ($860,000) reported during the comparable 2011 period. Other income (expense) includes interest expense of $693,000 and $881,000 for the comparable 2012 and 2011 periods, respectively. The decrease in interest expense is due to a reduction in the effective interest rate in 2012 when compared to 2011.

Income tax provision for the year ended December 31, 2012 and 2011 was $1,395,000 and $634,000, respectively. For 2012 the income tax provision of $1,395,000 was for federal and state income tax at statutory rates or $5,395,000 offset by the release of $4,000,000 of the Company's deferred tax asset valuation allowance. As of December 31, 2012 there is no further deferred tax asset valuation allowance.

Net income for the year ended December 31, 2012 was $12,801,000, an increase of $11,767,000 from the $1,034,000 net income reported during the comparable 2011 period, primarily due to increased revenues and gross profit, partially offset by increased operating expenses and income tax expenses.

Liquidity and Capital Resources

At December 31, 2012, the Company had working capital, which represents current assets less current liabilities, of $27,408,000, an increase of $14,943,000 from the working capital of $12,465,000 at December 31, 2011. The increase in working capital is primarily attributable to net income for the period and the replacement of the Company's prior credit facility with a new credit facility with PNC (the "PNC Facility"), as well as the refinancing of the mortgage on the Champaign, Illinois facility, resulting in $5 million of long-term debt.

Inventory and trade receivables are principal components of current assets. At December 31, 2012, the Company had inventories of $40,167,000, an increase of $22,433,000 from $17,734,000 at December 31, 2011. The increase in the inventory balance is due to the increased cost of HCFC refrigerants, which are currently being phased down by the EPA, as well as the timing and availability of inventory purchases and the sale of refrigerants. The Company's ability to sell and replace its inventory on a timely basis and the prices at which it can be sold are subject, among other things, to current market conditions and the nature of supplier or customer arrangements and the Company's ability to source CFC based refrigerants (which are no longer being produced), HCFC refrigerants (which are currently being phased down leading to a full phase out of virgin production), or non-CFC based refrigerants. At December 31, 2012, the Company had trade receivables, net of allowance for doubtful accounts, of $1,956,000, a decrease of $497,000 from $2,453,000 at December 31, 2011. The Company's trade receivables are concentrated with various wholesalers, brokers, contractors and end-users within the refrigeration industry that are primarily located in the continental United States.

The Company has historically financed its working capital requirements through cash flows from operations, the issuance of debt and equity securities, and bank borrowings.

Net cash used by operating activities for the year ended December 31, 2012, was $9,266,000 compared with net cash provided by operating activities of $613,000 for the comparable 2011 period. Net cash used by operating activities for the 2012 period was primarily attributable to an increase in inventory, offset by net income.

Net cash used by investing activities for the year ended December 31, 2012, was $1,997,000 compared with net cash used by investing activities of $946,000 for the comparable 2011 period. The net cash used by investing activities for the 2012 period was primarily related to investment in general purpose equipment for the Company's Champaign, Illinois facility.

Net cash provided by financing activities for the year period ended December 31, 2012, was $11,296,000 compared with net cash provided by financing activities of $365,000 for the comparable 2011 period. The net cash provided by financing activities for the 2012 period was primarily due to an increase in short term borrowing and, to a lesser extent, the issuance of long-term debt.

At December 31, 2012, the Company had cash and cash equivalents of $3,991,000. The Company continues to assess its capital expenditure needs. The Company may, to the extent necessary, continue to utilize its cash balances to purchase equipment primarily for its operations. The Company estimates that the total capital expenditures for 2013 will be approximately $2,000,000.

The following is a summary of the Company's significant contractual cash obligations for the periods indicated that existed as of December 31, 2012 (in 000's):

	Twelve Month Period Ended December 31,					
Long and short term debt and capital lease obligations:	2013	2014	2015	2016	2017 & Thereafter	Total
Principal	$12,736	$ 290	$ 4,267	$ 257	$106	$17,656
Estimated interest (1) (2)	618	609	308	9	2	1,546
Operating leases	668	537	238	181	194	1,818
Total contractual cash obligations	$14,022	$1,436	$4,813	$ 447	$ 302	$21,020

(1) The estimated interest payments on revolving debt are based on the interest rates in effect and the outstanding revolving debt obligation as of December 31, 2012 through the expiration of the PNC Facility on June 22, 2015.

(2) The estimated future interest payments on all debt other than revolving debt are based on the respective interest rates applied to the declining principal balances on each of the notes.

On June 22, 2012, a subsidiary of Hudson entered into the PNC Facility. Under the terms of the PNC Facility, Hudson could initially borrow up to $27,000,000 consisting of a term loan in the principal amount of $4,000,000 and revolving loans in a maximum amount up to the lesser of $23,000,000 and a borrowing base that is calculated based on the outstanding amount of Hudson's eligible receivables and eligible inventory, as described in the PNC Facility. Amounts borrowed under the PNC Facility may be used by Hudson for working capital needs and to reimburse drawings under letters of credit. At December 31, 2012, total borrowings under the PNC Facility were $16,451,000, and there was $10,357,000 available to borrow under the revolving line of credit. The effective interest rate under the PNC Facility was 4% at December 31, 2012. On February 15, 2013 the PNC Facility was amended. As a result of this amendment, Hudson may borrow up to a maximum of $40,000,000 consisting of a term loan in the principal amount of $4,000,000 and revolving loans in a maximum amount up to $36,000,000.

Interest on loans under the PNC Facility is payable in arrears on the first day of each month with respect to loans bearing interest at the domestic rate (as set forth in the PNC Facility) and at the end of each interest period with respect to loans bearing interest at the Eurodollar rate (as set forth in the PNC Facility) or, for Eurodollar rate loans with an interest period in excess of three months, at the earlier of (a) each three months from the commencement of such Eurodollar rate loan or (b) the end of the interest period. Interest charges with respect to loans are computed on the actual principal amount of loans outstanding during the month at a rate per annum equal to (A) with respect to domestic rate loans, the sum of (i) a rate per annum equal to the higher of (1) the base commercial lending rate of PNC, (2) the federal funds open rate plus .5% and (3) the daily LIBOR plus 1%, plus (ii) .5% and (B) with respect to Eurodollar rate loans, the sum of the Eurodollar rate plus 2.25%.

Hudson granted to PNC, for itself, and as agent for such other lenders as thereafter may become a lender under the PNC Facility, a security interest in Hudson's receivables, intellectual property, general intangibles, inventory and certain other assets.

The PNC Facility contains certain financial and non-financial covenants relating to Hudson, including limitations on Hudson's ability to pay dividends on common stock or preferred stock, and also includes certain events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other obligations, events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, impairments to guarantees and a change of control.

The commitments under the PNC Facility will expire and the full outstanding principal amount of the loans, together with accrued and unpaid interest, are due and payable in full on June 22, 2015, unless the commitments are terminated and the outstanding principal amount of the loans are accelerated sooner following an event of default.

The PNC Facility contains a financial covenant to maintain at all times a Fixed Charge Coverage Ratio of not less than 1.10 to 1.00, tested quarterly on a rolling twelve month basis. Fixed Charge Coverage Ratio is defined in the PNC Facility, with respect to any fiscal period, the ratio of (a) EBITDA of Hudson for such period, minus unfinanced capital expenditures (as defined in the PNC Facility) made by Hudson during such period, minus the aggregate amount of cash taxes paid by Hudson during such period, minus the aggregate amount of dividends and distributions made by Hudson during such period, minus the aggregate amount of payments made with cash by Hudson to satisfy soil sampling and reclamation related to environmental clean up at the Company's former Hillburn, NY facility during such period (to the extent not already included in the calculation of EBITDA as determined by the Agent) to (b) the aggregate amount of all principal payments due and/or made, except principal payments related to outstanding revolving advances with regard to all funded debt (as defined in the PNC Facility) of Hudson during such period, plus the aggregate interest expense of Hudson during such period. EBITDA as defined in the PNC Facility shall mean for any period the sum of (i) earnings before interest and taxes for such period plus (ii) depreciation expenses for such period, plus (iii) amortization expenses for such period, plus (iv) non-cash charges. As of December 31, 2012, the Company was in compliance with all covenants in the PNC Facility. The Company believes that it is reasonably likely that in the foreseeable future, the Company will continue to be in compliance with all covenants in the PNC Facility.

On July 7, 2010, the Company sold 2,737,500 units, with the aggregate units consisting of 2,737,500 shares of the Company's common stock and warrants to purchase 1,368,750 shares, at a price of $2.00 per unit pursuant to the Company's shelf registration and received net proceeds of approximately $4,900,000 ("2010 Offering"). The warrants issued as part of the 2010 Offering have an exercise price of $2.60 per share and were initially exercisable for a five-year period. Effective as of March 4, 2011, the Company repurchased warrants to purchase 150,000 shares of the Company's common stock, at a price of $0.60 per warrant. In March 2011 the expiration date of the remaining warrants was extended to July 7, 2016. The value of the aggregate number of warrants issued pursuant to the 2010 Offering was approximately $1,300,000 and such amount was charged as a component of stockholders' equity to additional paid in capital. In March 2012, warrants to purchase 50,000 shares of the Company's common stock were exercised on a "net exercise" basis and the Company issued 7,349 shares of common stock in exchange for the warrants surrendered. As a result of the repurchase, and the exercise of 50,000 warrants, there are 1,168,750 warrants outstanding.

On June 1, 2012, the Company entered into a mortgage note with Busey Bank for $855,000. The note bears interest at the fixed rate of 4% per annum, amortizing over 60 months and maturing on June 1, 2017. The mortgage note is secured by the Company's land and building located in Champaign, Illinois. As of December 31, 2012, the principal balance of this mortgage note was $764,000.

The Company believes that it will be able to satisfy its working capital requirements for the foreseeable future from anticipated cash flows from operations and available funds under the PNC Facility. Any unanticipated expenses, including, but not limited to, an increase in the cost of refrigerants purchased by the Company, an increase in operating expenses or failure to achieve expected revenues from the Company's RefrigerantSide® Services and/or refrigerant sales or additional expansion or acquisition costs that may arise in the future would adversely affect the Company's future capital needs. There can be no assurance that the Company's proposed or future plans will be successful, and as such, the Company may require additional capital sooner than anticipated, which capital may not be available.

Inflation

Inflation has not historically had a material impact on the Company's operations.

Reliance on Suppliers and Customers

The Company's financial performance and its ability to sell refrigerants is in part dependent on its ability to obtain sufficient quantities of virgin, non-CFC based refrigerants, and of reclaimable CFC and non-CFC based refrigerants from manufacturers, wholesalers, distributors, bulk gas brokers and from other sources within the air conditioning, refrigeration and automotive aftermarket industries, and on corresponding demand for refrigerants. The Company's refrigerant sales include CFC based refrigerants, which are no longer manufactured. Additionally, the Company's refrigerant sales include non-CFC based refrigerants, including HCFC and HFC refrigerants, which are the most widely used refrigerants. Effective January 1, 1996, the Act limits the production of virgin HCFC refrigerants, which production was further limited in January 2004. Federal regulations enacted in January 2004 established production and consumption allowances for HCFCs and imposed limitations on the importation of certain virgin HCFC refrigerants. In addition, effective January 2010, the Act further limited the production of virgin HCFC refrigerants and additional federal regulations were enacted which imposed further limitations and a phase down on the use, production and importation of certain virgin HCFC refrigerants. As a result of certain litigation, the federal regulations implementing the January 2010 phase down schedule have been vacated and in July 2011 the EPA recast production and consumption allowances for the 2011 year. In January 2012, the EPA published a proposed rule by which the EPA has proposed to further reduce the production of HCFC refrigerants when compared to the reductions established in the January 1, 2010 published rule. The reductions proposed by the EPA in the proposed rule range from 11 to 47 percent from the levels established in the prior rule, for calendar years 2012, 2013, and 2014 (the "Period"). To the extent that there is no final rule for the Period, the industry is operating under the direction of "No Action Assurance Letters" issued by the Enforcement Division of the EPA. For the years ending December 31, 2012 and 2013, the EPA has allowed virgin production or importation of 55 and 39 million pounds, respectively, of HCFC22. It is expected that for the 2013 year the EPA will allow for the production and importation of at least 45 million pounds. Once a final rule is released the actual production figures will be known for the entire Period. The limitations imposed by and under the Act may limit supplies of virgin refrigerants for the foreseeable future or cause a significant increase in the price of virgin HCFC refrigerants.

For the year ended December 31, 2012, two customers each accounted for 10% or more of the Company's revenues and, in the aggregate these two customers accounted for 28% of the Company's revenues. At December 31, 2012, there were no outstanding receivables from these customers. For the year ended December 31, 2011, no one customer accounted for 10% or more of the Company's revenues.

The loss of a principal customer or a decline in the economic prospects of and/or a reduction in purchases of the Company's products or services by any such customer could have a material adverse effect on the Company's financial position and results of operations.

Seasonality and Weather Conditions and Fluctuations in Operating Results

The Company's operating results vary from period to period as a result of weather conditions, requirements of potential customers, non-recurring refrigerant and service sales, availability and price of refrigerant products (virgin or reclaimable), changes in reclamation technology and regulations, timing in introduction and/or retrofit or replacement of CFC and non CFC based refrigeration equipment, the rate of expansion of the Company's operations, and by other factors. The Company's business is seasonal in nature with peak sales of refrigerants occurring in the first half of each year. During past years, the seasonal decrease in sales of refrigerants has resulted in losses particularly in the fourth quarter of the year. In addition, to the extent that there is unseasonably cool weather throughout the spring and summer months, which would adversely affect the demand for refrigerants, there would be a corresponding negative impact on the Company. Delays or inability in securing adequate supplies of refrigerants at peak demand periods, lack of refrigerant demand, increased expenses, declining refrigerant prices and a loss of a principal customer could result in significant losses. There can be no assurance that the foregoing factors will not occur and result in a material adverse effect on the Company's financial position and significant losses. The Company believes that there is a similar seasonal element to RefrigerantSide® Service revenues as refrigerant sales. The Company is continuing to assess its RefrigerantSide® Service revenues seasonal trend.

Recent Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, *Intangibles- Goodwill or Other (Topic 350): Testing Indefinite-Living Tangible Assets for Impairment.* ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 is not expected to have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements.* ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair valve measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our results of operations or our financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Sensitivity

We are exposed to market risk primarily from fluctuations in interest rates on the PNC Facility. The PNC Facility is a $40,000,000 secured facility. Interest on loans under the PNC Facility is payable in arrears on the first day of each month with respect to loans bearing interest at the domestic rate (as set forth in the PNC Facility) and at the end of each interest period with respect to loans bearing interest at the Eurodollar rate (as set forth in the PNC Facility) or, for Eurodollar rate loans with an interest period in excess of three months, at the earlier of (a) each three months from the commencement of such Eurodollar rate loan or (b) the end if he interest period. Interest charges with respect to loans are computed on the actual principal amount of loans outstanding during the month at a rate per annum equal to (A) with respect to domestic rate loans, the sum of (i) a rate per annum equal to the higher of (1) the base commercial lending rate of PNC, (2) the federal funds open rate plus .5% and (3) the daily LIBOR plus 1%, plus (ii) .5% and (B) with respect to Eurodollar rate loans, the sum of the Eurodollar rate plus 2.25%. The outstanding balance on the PNC Facility as of December 31, 2012 was $16,451,000. Future interest rate changes on our borrowing under the PNC Facility, may have an impact on our consolidated results of operations.

Item 8. Financial Statements and Supplementary Data

The financial statements appear in a separate section of this report following Part IV.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures provide reasonable assurance that they are effective to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Furthermore, the Company's controls and procedures can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control and misstatements due to error or fraud may occur and not be detected on a timely basis.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) in the quarter ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements and the reliability of financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company's Chief Executive Officer and Chief Financial Officer have used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control – Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2012, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report on Form 10-K.

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information presented below provides information each director has given us about his age, all positions he holds, his principal occupation and his business experience for at least the past five years. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our directors have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment to service to the Company and our Board.

The following table sets forth information with respect to the directors and executive officers of the Company:

Name	Age	Position
Kevin J. Zugibe	49	Chairman of the Board and Chief Executive Officer
Brian F. Coleman	51	President and Chief Operating Officer, Director
James R. Buscemi	59	Chief Financial Officer
Charles F. Harkins, Jr.	51	Vice President Sales
Stephen P. Mandracchia	53	Vice President Legal and Regulatory and Secretary
Vincent P. Abbatecola	66	Director
Dominic J. Monetta	71	Director
Otto C. Morch	79	Director

Kevin J. Zugibe, P.E., a founder of the Company, has been Chairman of the Board and Chief Executive Officer of the Company since its inception in 1991. From May 1987 to May 1994, Mr. Zugibe was employed as a power engineer with Orange and Rockland Utilities, Inc., a major public utility, where he was responsible for all HVAC applications. Mr. Zugibe is a licensed professional engineer, and from December 1990 to May 1994, he was a member of Kevin J. Zugibe & Associates, a professional engineering firm. We believe Mr. Zugibe's qualifications to sit on our Board of Directors include his 26 years of experience in the air conditioning and refrigeration industry including as our founder, our Chairman and Chief Executive Officer for 21 years. Mr. Zugibe is the brother-in-law of Stephen P. Mandracchia.

Brian F. Coleman has been a Director of the Company since December 2007, and President and Chief Operating Officer of the Company since August 21, 2001 and served as Chief Financial Officer of the Company from May 1997 until December 2002. From June 1987 to May 1997, Mr. Coleman was employed by, and since July 1995, was a partner with BDO USA, LLP, the Company's independent registered public accounting firm. We believe Mr. Coleman's qualifications to sit on our Board of Directors include his prior financial and accounting experience obtained as a partner with BDO USA, LLP, and his 16 years of experience in the air conditioning and refrigeration industry including as our President and Chief Operating Officer for the past 10 years.

James R. Buscemi has been Chief Financial Officer of the Company since December 2002 and served as Corporate Controller from June 1998 until December 2002. Prior to joining the Company, Mr. Buscemi held various financial positions within Avnet, Inc, including Chief Financial Officer of Avnet's electric motors and component part subsidiary, Brownell Electro, Inc.

Charles F. Harkins, Jr. has been Vice President of Sales of the Company since December 2003. Mr. Harkins has served in a variety of capacities since joining the Company in 1992. Prior to joining the Company, Mr. Harkins served in the U.S. Army for 13 years attaining the rank of Staff Sergeant; he is a graduate of the U.S. Army Engineering School and the U.S. Army Chemical School.

Stephen P. Mandracchia, a founder of the Company, has been Vice President Legal and Regulatory of the Company since August 2003 and has been Secretary of the Company since April 1995. Mr. Mandracchia has served in a variety of capacities with the Company since 1993. Mr. Mandracchia was a member of the law firm of Martin, Vandewalle, Donohue, Mandracchia & McGahan, Great Neck, New York until December 31, 1995 (having been affiliated with such firm since August 1983). Mr. Mandracchia is the brother in-law of Mr. Zugibe.

Vincent P. Abbatecola has been a Director of the Company since June 1994. Mr. Abbatecola is Vice President of Abbey Ice & Spring Water Company, Spring Valley, New York, where he has been employed since May 1971. He was formerly the Chairman of the International Packaged Ice Association and a trustee of Nyack Hospital. Mr. Abbatecola serves on the Rockland Board of Governors, the United Hospice of Rockland Board and the St. Thomas Aquinas College President's Council. We believe that Mr. Abbatecola's qualifications to sit on our Board include his business experience obtained as Vice President of Abbey Ice and Spring Water

Company, his 19 years of experience in the air conditioning and refrigeration industry by virtue of his service on our Board including as Chairman of the Company's Audit Committee for 18 years.

Dominic J. Monetta, DPA has been a Director of the Company since April 1996. Dr. Monetta has since August 1993, been the President of Resource Alternatives, Inc., a corporate development firm concentrating on resolving technically oriented managerial issues facing chief executive officers and their senior executives. From December 1991 to May 1993, Dr. Monetta served as the Director of Defense Research and Engineering for Research and Advanced Technology, United States Department of Defense. From June 1989 to December 1991, Dr. Monetta served as the Director of the Office of New Production Reactors, United States Department of Energy. Dr. Monetta's qualifications to sit on our board include his chemical engineering and other management experience obtained as a senior executive for the US Departments of Energy and Defense. Dr. Monetta has 16 years of experience in the air conditioning and refrigeration industry by virtue of his service on our Board and includes his membership on the Company's Audit Committee for the last 5 years and Occupational, Safety and Environmental Protection Committee for the last 11 years.

Otto C. Morch has been a Director of the Company since March 1996. Mr. Morch was a Senior Vice President of Commercial Banking at Provident Savings Bank, F.A. for more than five years until his retirement in December 1997. We believe that Mr. Morch's qualifications to sit on our Board include his financial and other experience obtained as a Senior Vice President at Provident Savings Bank, F.A., his 17 years of experience in the air conditioning and refrigeration industry by virtue of his service on our Board including his membership on the Company's Audit Committee for 17 years.

Hudson has established a Compensation/Stock Option Committee of the Board of Directors, which is responsible for recommending the compensation of our executive officers and for the administration of Hudson's Stock Option Plans. The members of the Committee are Messrs. Abbatecola, Coleman, and Morch.

Hudson has an Audit Committee of the Board of Directors, which supervises the audit and financial procedures of Hudson. The members of the Audit Committee are Messrs. Abbatecola, Monetta and Morch, each of whom is an "independent" director as defined under the rules of NASDAQ. The Audit Committee does not have a member that qualifies as a "financial expert" under the federal securities laws. Each of the members of the Audit Committee has been active in the business community and has broad and diverse backgrounds, and financial experience. Two of the current members have served on Hudson's Audit Committee and have overseen the financial review by Hudson's independent auditors for 11 years. Hudson believes that the current members of the Audit Committee are able to fully and faithfully perform the functions of the Audit Committee and that Hudson does not need to install a "financial expert" on the Audit Committee.

The By-laws of Hudson provide that the Board of Directors is divided into two classes. Each class is to have a term of two years, with the term of each class expiring in successive years, and is to consist, as nearly as possible, of one-half of the number of directors constituting the entire Board. The By-laws provide for the number of directors to be fixed by the Board of Directors but in any event, shall be no less than five (5) (subject to decrease by a resolution adopted by the shareholders). At Hudson's August 7, 2012 Annual Meeting of the Shareholders, Messrs. Monetta and Zugibe were elected as directors to terms of office that will expire at the Annual Meeting of Shareholders to be held in the year 2014. Messrs. Abbatecola, Coleman and Morch are currently serving as directors and their terms of office expire at the Annual Meeting of Shareholders to be held in the year 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10 percent shareholders are required by SEC regulation to furnish Hudson with copies of all Section 16(a) forms they file.

Based solely on Hudson's review of copies of such forms received by Hudson, and on representations made to us, we believe that during the year ended December 31, 2012, all filing requirements applicable to all officers, directors and greater than 10% beneficial shareholders were complied with.

Code of Conduct and Ethics

We have adopted a written code of conduct and ethics that applies to all directors, and employees, including Hudson's principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. We will provide a copy of its code of ethics to any person without charge upon written request addressed to Hudson Technologies, Inc., One Blue Hill Plaza, PO Box 1541, Pearl River, New York 10965, Attention: Stephen P. Mandracchia.

Item 11. Executive Compensation

The following table discloses, for the years indicated, the compensation for our Chief Executive Officer and for our two most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the year ended December 31, 2012 and whose total compensation during the year ending December 31, 2012 exceeded $100,000 (the "Named Executives").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) (3)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings	All Other Compensation ($) (4)	Total ($)
Kevin J. Zugibe, Chairman, Chief Executive Officer (2)	2012	$264,580	$264,000	$ 0	$ 0	$ 0	$ 0	$ 0	$528,580
	2011	$223,007	$132,000	$ 0	$ 0	$ 0	$ 0	$ 0	$355,007
Brian F. Coleman, President, Chief Operating Officer, Director (2)	2012	$205,465	$ 174,000	$ 0	$ 0	$ 0	$ 0	$ 9,623	$389,088
	2011	$197,363	$ 84,000	$ 0	$ 0	$ 0	$ 0	$ 0	$281,363
Charles F. Harkins, Jr., Vice President Sales	2012	$187,618	$ 145,000	$ 0	$ 0	$ 0	$ 0	$ 8,371	$340,989
	2011	$182,181	$ 71,000	$ 0	$ 0	$ 0	$ 0	$ 0	$253,181

(1) We utilize the grant date fair value using the Black-Scholes method as described in Note 10 to the Notes to the Consolidated Financial Statements.

(2) Messrs. Coleman and Zugibe did not receive any compensation for services as a director during the years ended December 31, 2012 and 2011.

(3) Non-Equity Incentive Plan Compensation was earned in 2012, a portion of which was paid in 2012. The balance will be paid in 2013.

(4) Represents payments of annual premiums for long term care insurance purchased for the benefit of the executive officers and, where applicable, the executive officer's spouse.

Narrative Disclosure to Summary Compensation Table

Employment, Termination, Change of Control and other Agreements

Kevin J. Zugibe. On October 10, 2006, we entered into an Amended and Restated Employment Agreement with Kevin J. Zugibe, which currently expires in October 2014 and is automatically renewable for successive two year terms unless either party gives notice of termination at least ninety days prior to the expiration date of the then current term. Pursuant to the agreement, as amended by the First Amendment to Restated Employment Agreement dated December 29, 2008, Mr. Zugibe is receiving an annual base salary of $288,500 with such increases and bonuses as our Board of Directors may determine. The agreement provides, in the event of Mr. Zugibe's disability, for the continuation of at least 75% of Mr. Zugibe's salary for up to one hundred twenty days after the commencement of his disability. Mr. Zugibe is also entitled to take up to four weeks of vacation, excluding paid holidays.

As part of the agreement, Mr. Zugibe has agreed to certain covenants and restrictions, which include an agreement that Mr. Zugibe will not compete with us in specified geographic areas for a period of twenty-four months after his termination for any reason. The agreement also provides that, in the event of his involuntary separation from Hudson without cause, or in the event of his voluntary separation for a good reason as enumerated in the agreement, Mr. Zugibe will receive severance payments, in the form of the continuation of his annual base salary and benefits for a period of twenty-four months, and a lump sum payment equivalent to the highest bonus paid to Mr. Zugibe in the three years prior to his termination, pro-rated to the date of his termination. We are the beneficiary of a "key-man" insurance policy on the life of Mr. Zugibe in the amount of $1,000,000.

Brian F. Coleman. On October 10, 2006, we entered into an agreement with Brian F. Coleman, pursuant to which, as amended, Mr. Coleman has agreed to certain covenants and restrictions, which include an agreement that Mr. Coleman will not compete with us in specified geographic areas for a period of eighteen months after his termination for any reason. The agreement provides, in the event of his disability, for the continuation of at least 75% of his salary for up to one hundred twenty days after the commencement of his disability. The agreement also provides that, in the event of his involuntary separation without cause, or in the event of his voluntary separation for a good reason as enumerated in the agreement, Mr. Coleman will receive severance payments, in the form of the continuation of his annual base salary and benefits for a period of eighteen months, and a lump sum payment equivalent to the highest bonus paid to him in the three years prior to his termination, pro-rated to the date of his termination.

Charles F. Harkins. On October 10, 2006, we entered into an agreement with Charles F. Harkins, pursuant to which, as amended, Mr. Harkins has agreed to certain covenants and restrictions, which include an agreement that Mr. Harkins will not compete with us in specified geographic areas for a period of eighteen months after his termination for any reason. The agreement provides, in the event of his disability, for the continuation of at least 75% of his salary for up to one hundred twenty days after the commencement of his disability. The agreement also provides that in the event of his involuntary separation without cause, or in the event of his voluntary separation for a good reason as enumerated in the agreement, Mr. Harkins will receive severance payments, in the form of the continuation of his annual base salary and benefits for a period of eighteen months, and a lump sum payment equivalent to the highest bonus paid to him in the three years prior to his termination, pro-rated to the date of his termination.

On December 31, 2012, the independent members of our board resolved to establish a pool at the end of fiscal year 2013 for the payment of cash awards based upon our 2013 earnings to some or all of the executive officers, as well as to several other of our key employees. The amount of the pool to be established is not expected to exceed $1,000,000, but will be determined by the independent board members at the end of fiscal year 2013 based upon our achieving earnings in excess of a pre-determined level for fiscal 2013 (the "Benchmark"). In the event our 2013 earnings exceed the Benchmark, the cash awards may be paid out of the pool to some or all of the executive officers. The independent board members will determine which, if any, of the executive officers are to receive a cash award from the pool, as well as the amount of the cash award to be paid to each executive officer, which determination will be made, in the discretion of the independent board members, based upon our overall 2013 financial results of the Company as well as on the personal performance of each executive officer during 2013.

Stock Option Grants or Stock Awards

The Company did not issue stock options, or grant any stock awards to any of the Named Executives in 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table discloses the outstanding option awards held by the Named Executives as of December 31, 2012. No options were exercised by the Named Executives during the fiscal year ended December 31, 2012. No stock awards have been issued to the Named Executives.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date
Kevin J. Zugibe, Chairman, Chief Executive Officer			
	87,500	$1.13	3/5/2014
	193,750	$1.15	3/31/2014
	18,750	$0.83	9/17/2014
	18,750	$0.95	10/1/2014
	93,750	$1.02	1/3/2015
	18,750	$0.87	4/1/2015
	18,750	$0.83	7/8/2015
	18,750	$2.15	9/30/2015
	123,750	$1.76	12/29/2015
	35,000	$1.40	3/31/2016
	9,300	$1.02	10/10/2016
	195,000	$0.85	11/20/2017
	78,000	$1.26	12/17/2019
Brian F. Coleman, President, Chief Operating Officer, Director			
	75,000	$1.13	3/5/2014
	18,750	$1.15	3/31/2014
	12,500	$0.83	9/17/2014
	12,500	$0.95	10/1/2014
	62,500	$1.02	1/3/2015
	12,500	$0.87	4/1/2015
	12,500	$0.83	7/8/2015
	12,500	$2.15	9/30/2015
	82,500	$1.76	12/29/2015
	32,500	$1.40	3/31/2016
	8,100	$1.02	10/10/2016
	180,000	$0.85	11/20/2017
	75,000	$1.26	12/17/2019
Charles F. Harkins, Jr., Vice President Sales	60,639	$1.76	12/29/2015
	23,125	$1.40	3/31/2016
	7,900	$1.02	10/10/2016
	78,600	$0.85	11/20/2017
	72,000	$1.26	12/17/2019

Stock Option Plans

1994 Stock Option Plan

We adopted an Employee Stock Option Plan (the "1994 Plan") effective October 31, 1994 pursuant to which 725,000 shares of our common stock were reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) nonqualified options. ISOs could be granted under the 1994 Plan to our employees and officers. Non-qualified options could be granted to consultants, directors (whether or not they are employees), our employees or officers. Effective November 1, 2004, our ability to grant options under the 1994 Plan expired.

All options granted under the 1994 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person that are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2012, we had options outstanding to purchase 46,250 shares of our common stock under the 1994 Plan.

1997 Stock Option Plan

We adopted the 1997 Stock Option Plan (the "1997 Plan") effective June 11, 1997 pursuant to which 2,000,000 shares of our common stock were reserved for issuance upon the exercise of options designated as either (i) ISOs under the Code, or (ii) nonqualified options. ISOs could be granted under the 1997 Plan to our employees and officers. Non-qualified options could be granted to consultants, directors (whether or not they are employees), our employees or officers. Stock appreciation rights could also be issued in tandem with stock options. Effective June 11, 2007 our ability to grant options under the 1997 Plan expired.

All options granted under the 1997 Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of an optionee, all options granted to such person that are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2012, we had options outstanding to purchase 749,254 shares of our common stock under the 1997 Plan.

2004 Stock Incentive Plan

We have adopted the 2004 Stock Incentive Plan (the "2004 Plan"), pursuant to which 2,500,000 shares of our common stock are currently reserved for issuance upon the exercise of options, designated as either (i) ISOs, under the Code or (ii) non-qualified options, or for issuance upon the granting of restricted stock, deferred stock or other stock-based awards. ISOs may be granted under the 2004 Plan to employees and officers of Hudson. Non-qualified options, restricted stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of Hudson. Stock appreciation rights may also be issued in tandem with stock options.

The 2004 Plan is intended to qualify under Rule 16b-3 under the Exchange Act and is administered by our Compensation/Stock Option Committee of the Board of Directors. The Committee, within the limitations of the 2004 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the exercise price per share and the manner of exercise and the time, manner and form of payment upon exercise of an option. In the case of restricted stock, deferred stock or other stock-based awards, the Committee, within the limitations of the 2004 Plan, determines the persons to whom awards will be granted, the number of shares of stock subject to the award, and the restrictions on issuance and transfer of such shares. Unless the 2004 Plan is sooner terminated, the ability to grant options or other awards under the 2004 Plan will expire on September 10, 2014.

ISOs granted under the 2004 Plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or 110% of fair market value in the case of ISO's granted to a 10% shareholder). In the case of ISOs, the aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all of our stock option plans) may not exceed $100,000. Non-qualified options granted under the 2004 Plan may not be granted at a price less than the fair market value of our common stock. Options granted under the 2004 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to a 10% shareholder). Except as otherwise provided by the Committee with respect to non-qualified options, all options, restricted stock, deferred stock or other stock-based awards granted under the 2004 Plan are not transferable during a grantee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of a grantee, all options, restricted stock, deferred stock or other stock-based awards granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2012, we had options outstanding to purchase 2,161,588 shares of common stock and 28,313 shares are reserved for future issuances under the 2004 Plan.

2008 Stock Incentive Plan

We have adopted the 2008 Stock Incentive Plan (the "2008 Plan"), pursuant to which 3,000,000 shares of our common stock are currently reserved for issuance upon the exercise of options, designated as either (i) ISOs, under the Code or (ii) non-qualified options, or for issuance upon the granting of restricted stock, deferred stock or other stock-based awards. ISOs may be granted under the 2008 Plan to employees and officers of Hudson. Non-qualified options, restricted stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of Hudson. Stock appreciation rights may also be issued in tandem with stock options.

The 2008 Plan is intended to qualify under Rule 16b-3 under the Exchange Act and is administered by our Compensation and Stock Option Committee of the Board of Directors. The Committee, within the limitations of the 2008 Plan, determines the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the duration and rate of exercise of each option, the exercise price per share and the manner of exercise and the time, manner and form of payment upon exercise of an option. In the case of restricted stock, deferred stock or other stock-based awards, the Committee, within the limitations of the 2008 Plan, determines the persons to whom awards will be granted, the number of shares of stock subject to the award, and the restrictions on issuance and transfer of such shares. Unless the 2008 Plan is sooner terminated, the ability to grant options or other awards under the 2008 Plan will expire on June 19, 2018.

ISOs granted under the 2008 Plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or 110% of fair market value in the case of ISO's granted to a 10% shareholder). In the case of ISOs, the aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all of our stock option plans) may not exceed $100,000. Non-qualified options granted under the 2008 Plan may not be granted at a price less than the fair market value of our common stock. Options granted under the 2008 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to a 10% shareholder). Except as otherwise provided by the Committee with respect to non-qualified options, all options, restricted stock, deferred stock or other stock-based awards granted under the 2008 Plan are not transferable during a grantee's lifetime but are transferable at death by will or by the laws of descent and distribution. In general, upon termination of employment of a grantee, all options, restricted stock, deferred stock or other stock-based awards granted to such person which are not exercisable on the date of such termination immediately terminate, and any options that are exercisable terminate 90 days following termination of employment.

As of December 31, 2012, we had options outstanding to purchase 391,843 shares of common stock and 2,608,157 shares are reserved for future issuances of awards under the 2008 Plan.

Director Compensation

Effective July 1, 2012 non-employee directors receive an annual fee of $38,000 per year, of which $18,000 is to be paid in the form of cash, and $20,000 shall be paid in the form of stock options, and receive reimbursement for out-of-pocket expenses incurred for attendance at meetings of the Board of Directors and Board Committee meetings. In 2012, non-employee directors each received a total annual fee of $35,000 and reimbursement for out-of-pocket expenses incurred for attendance at meetings of the Board of Directors and Board committee meetings. The following table discloses the compensation of the non-employee directors who served as our directors during the year ended December 31, 2012. We reimburse each of our non-employee directors for their reasonable expenses incurred in connection with attending meetings of our board of directors and related committees.

DIRECTOR COMPENSATION

Name	Fees earned or paid in cash	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Vincent P. Abbatecola (2)	$15,000	$ 0	$20,000	$ 0	$ 0	$ 0	$35,000
Dominic J. Monetta(2)	$15,000	$ 0	$20,000	$ 0	$ 0	$ 0	$35,000
Otto C. Morch (2)	$15,000	$ 0	$20,000	$ 0	$ 0	$ 0	$35,000

(1) We utilize the grant date fair value using the Black-Scholes method as described in Note 10 to the Notes to the Consolidated Financial Statements.
(2) As of December 31, 2012, Mr. Abbatecola has options to purchase 140,281 shares of common stock outstanding, Mr. Morch has options to purchase 120,281 shares of common stock outstanding, and Dr. Monetta has options to purchase 100,281 shares of common stock outstanding.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as of March 1, 2013 based on information obtained from the persons named below, with respect to the beneficial ownership of Hudson's common stock by (i) each person known by Hudson to be the beneficial owner of more than 5% of Hudson's outstanding common stock, (ii) the Named Executives, (iii) each director of Hudson, and (iv) all of our directors and executive officers as a group:

BENEFICIAL OWNERSHIP TABLE

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class
Common Stock	Kevin J. Zugibe	5,007,555	(2)	19.96%
Common Stock	Brian F. Coleman	947,176	(3)	3.82%
Common Stock	Charles F. Harkins	242,264	(4)	*
Common Stock	James R. Buscemi	535,055	(5)	2.19%
Common Stock	Stephen P. Mandracchia	2,220,195	(6)	9.04%
Common Stock	Vincent P. Abbatecola	180,281	(7)	*
Common Stock	Dominic J. Monetta	220,381	(8)	*
Common Stock	Otto C. Morch	126,581	(9)	*
Common Stock	Marathon Capital Management, LLC	1,703,064	(10)	7.04%
Common Stock	Matthew A. Drapkin	2,368,431	(11)	9.55%
Common Stock	All directors and executive officers as a group (Eight Persons)	9,479,488	(12)	35.18%

* = Less than 1%

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(1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from March 1, 2013. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not held by any other person) and which are exercisable within 60 days from March 1, 2013 have been exercised. Unless otherwise noted, Hudson believes that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. The address for each beneficial owner, unless otherwise noted, is c/o Hudson Technologies, Inc. at PO Box 1541, One Blue Hill Plaza, Pearl River, New York 10965.

(2) Includes (i) 87,500 shares which may be purchased at $1.13 per share; (ii) 193,750 shares which may be purchased at $1.15 per share; (iii) 37,500 shares which may be purchased at $.83 per share; (iv) 18,750 shares which may be purchased at $.95 per share; (v) 93,750 shares which may be purchased at $1.02 per share; (vi) 18,750 shares which may be purchased at $.87 per share; (vii) 18,750 shares which may be purchased at $2.15 per share; (viii) 123,750 shares which may be purchased at $1.76 per share; (ix) 35,000 shares which may be purchased at $1.40 per share; (x) 9,300 shares which may be purchased at $1.02 per share, (xi) 195,000 shares that may be purchased at $0.85 per share; and (xii) 78,000 shares which may be purchased at $1.26 per share, under immediately exercisable options.

(3) Includes (i) 75,000 shares which may be purchased at $1.13 per share; (ii) 18,750 shares which may be purchased at $1.15 per share; (iii) 25,000 shares which may be purchased at $.83 per share; (iv) 12,500 shares which may be purchased at $.95 per share; (v) 62,500 shares which may be purchased at $1.02 per share; (vi) 12,500 shares which may be purchased at $.87 per share; (vii) 12,500 shares which may be purchased at $2.15 per share; (viii) 82,500 shares which may be purchased at $1.76 per share; (ix) 32,500 shares which may be purchased at $1.40 per share; (x) 8,100 shares which may be purchased at $1.02 per share, (xi) 180,000 shares which may be purchased at $0.85 per share; and (xii) 75,000 shares which may be purchased at $1.26 per share, under immediately exercisable options.

(4) Includes (i) 60,639 shares which may be purchased at $1.76 per share; (ii) 23,125 shares which may be purchased at $1.40 per share; (iii) 7,900 shares which may be purchased at $1.02; (iv) 78,600 which may be purchased at $0.85 per share; and (v) 72,000 shares which may be purchased at $1.26 per share, under immediately exercisable options.

(5) Includes the following shares which may be purchased by Mr. Buscemi upon the exercise of options previously granted to him: (i) 6,250 shares which may be purchased at $1.13 per share; (ii) 9,375 shares which may be purchased at $1.15 per share; (iii) 8,595 shares which may be purchased at $.83 per share; (iv) 6,125 shares which may be purchased at $.95 per share; (v) 31,250 shares which

may be purchased at $1.02 per share; (vi) 6,250 shares which may be purchased at $.87 per share; (vii) 6,250 shares which may be purchased at $2.15 per share; (viii) 41,250 shares which may be purchased at $1.76 per share; (ix) 16,625 shares which may be purchased at $1.40 per share; (x) 6,500 shares which may be purchased at $1.02 per share; (xi) 100,000 shares that may be purchased at $0.85 per share; and (xii) 48,000 shares which may be purchased at $1.26 per share, under immediately exercisable options.

(6) Includes (i) 1,402,920 shares held of record in the name of Mr. Mandracchia's wife, Theresa Mandracchia, over which Mr. Mandracchia has sole voting power and shared dispositive power, and (ii) the following shares which may be purchased by Mr. Mandracchia upon the exercise of options previously granted to him: (a) 40,000 shares which may be purchased at $1.13 per share; (b) 9,375 shares which may be purchased at $1.15 per share; (c) 12,500 shares which may be purchased at $.83 per share; (d) 6,250 shares which may be purchased at $.95 per share; (e) 31,250 shares which may be purchased at $1.02 per share; (f) 6,250 shares which may be purchased at $.87 per share; (g) 6,250 shares which may be purchased at $2.15 per share; (h) 51,250 shares which may be purchased at $1.76 per share; (i) 20,750 shares which may be purchased at $1.40 per share; (j) 7,400 shares which may be purchased at $1.02 per share; (k) 125,000 shares that may be purchased at $0.85 per share; and (l) 58,000 shares which may be purchased at $1.26 per share, under immediately exercisable options.

(7) Includes (i) 40,000 shares which may be purchased at $0.85 per share; (ii) 40,000 shares which may be purchased at $1.21 per share; (iii) 25,000 shares which may be purchased at $1.72 per share; (iv) 25,000 shares that may be purchased at $1.31 per share; and (v) 10,281 shares which may be purchased at $ 3.27 per share, under immediately exercisable options.

(8) Includes (i) 40,000 shares which may be purchased at $1.21 per share; (ii) 25,000 shares which may be purchased at $1.72 per share; (iii) 25,000 shares which may be purchased at $1.31 per share; and (iv) 10,281 shares which may be purchased at $3.27 per share, under immediately exercisable options

(9) Includes (i) 20,000 shares which may be purchased at $ 0.85 per share; (ii) 40,000 shares which may be purchased at $ 1.21 per share; (iii) 25,000 shares that may be purchased at $1.72 per share; (iv) 25,000 shares which may be purchased at $1.31 per share; and, (v) 10,281 shares which may be purchased at $3.27 per share, under immediately exercisable options.

(10) Represents aggregate amount of beneficially owned common stock as reported in a Schedule 13G/A filed by Marathon Capital Management, LLC on January 9, 2013. The address of Marathon Capital Management, LLC is 4 North Park Drive, Suite 106, Hunt Valley, MD 21030.

(11) Represents aggregate amount of beneficially owned common stock as reported in a Schedule 13G Amendment #2 filed by Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P, Becker Drapkin Partners, L.P., BC Advisors, LLC, Steven R. Becker and Matthew A. Drapkin on February 10, 2012, which includes warrants to purchase 625,000 shares. The address of Becker Drapkin Management, L.P. is 300 Crescent Court, Suite 1111, Dallas, Texas, 75201.

(12) Includes exercisable options to purchase 2,770,502 shares of common stock which may be purchased under immediately exercisable options.

Equity Compensation Plan

The following table provides certain information with respect to all of Hudson's equity compensation plans as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,348,935	$1.23	2,636,470
Equity compensation plans not approved by security holders (1)	73,500	$1.44	0
Total	3,422,435	$1.24	2,636,470

(1) Includes (i) 73,500 five-year warrants, issued in 2009 to our placement agent in connection with the 2009 Offering exercisable, at $1.4375 per share.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Our Board of Directors is comprised of five members, of which three directors are independent as defined under NASDAQ marketplace rules. The independent members of the Board are Messrs. Abbatecola, Monetta and Morch. Messrs. Coleman and Zugibe are not independent as defined under NASDAQ marketplace rules.

The independent members of our Board of Directors determine the compensation of our executive officers. The Board of Directors has established a Compensation/Stock Option Committee, which is responsible for recommending to the independent directors the compensation of our executive officers and for the administration of our employee benefit plans. The members of such committee are Messrs. Abbatecola, Coleman and Morch.

In September 2007, the Board established a Nominating Committee consisting of Messrs. Abbatecola, Monetta and Zugibe, and which is responsible for recommending to the independent directors nominees for election to the Board. Nominations to the Board are made by vote of the independent directors of the Board.

The members of our Audit Committee of our Board of Directors are Messrs. Abbatecola, Monetta, and Morch, all of whom are independent as defined under NASDAQ marketplace rules.

Review, approval or ratification of transactions with related persons

Each year, all of our directors and officers are asked to disclose the existence of family relationships and other related transactions in Director and Officer Questionnaires. Our Audit Committee is responsible for reviewing and approving or ratifying related-person transactions. A related person is any executive officer, director or more than 5% stockholder, or any immediate family member of the foregoing persons, or entity owned or controlled by such person. In addition, pursuant to our Code of Business Conduct and Ethics, all of our employees and directors are required to bring any conflict of interest to the attention of one of the Company's executive officers or directors. In determining whether to approve or ratify a related party transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable to us than terms generally available to us from an unaffiliated third-party under the same or similar circumstances, and the extent of the related party's interest in the transaction. Any transaction which is deemed to be a related party transaction requires the approval, initially by a majority of the non-interested Audit Committee members and finally by a majority of the non-interested Board members. There are no other written procedures governing any review of related person transactions.

Item 14. Principal Accounting Fees and Services

Audit Fees. The aggregate fees billed by BDO USA, LLP for professional services rendered for the audits and reviews of the Company's financial statements for the years ended December 31, 2012 and 2011 totaled $169,000 and $173,000, respectively.

Audit-Related Fees. In 2012 and 2011, the aggregate fees billed by BDO USA, LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements were none and $204,000, respectively. The 2011 fees were related to due diligence services.

Tax Fees. In 2012 and 2011 the aggregate fees billed by BDO USA, LLP for professional services rendered for tax advice totaled $35,000 and $32,000, respectively.

All Other Fees. In 2012 and 2011, all other fees billed by BDO USA LLP for professional services rendered other than the services described in the paragraphs caption "Audit Fees", "Audit Related Fees" and "Tax Fees" were none.

The Audit Committee has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit services provided by BDO USA, LLP in 2012. Consistent with the Audit Committee's responsibility for engaging the Company's independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. The Audit Committee chairperson or their designee has been designated by the Audit Committee to approve any services arising during the year that were not pre-approved by the Audit Committee. Services approved by the Audit Committee chairperson are communicated to the full Audit Committee at its next regular meeting and the Audit Committee reviews services and fees for the fiscal year at each such meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by BDO USA, LLP.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(A)(1)	Financial Statements The consolidated financial statements of Hudson Technologies, Inc. appear after Item 15 of this report
(A)(2)	Financial Statement Schedules None
(A)(3)	Exhibits
3.1	Certificate of Incorporation and Amendment. (1)
3.2	Amendment to Certificate of Incorporation, dated July 20, 1994. (1)
3.3	Amendment to Certificate of Incorporation, dated October 26, 1994. (1)
3.4	Certificate of Amendment of the Certificate of Incorporation dated March 16, 1999. (2)
3.5	Certificate of Correction of the Certificate of Amendment dated March 25, 1999. (2)
3.6	Certificate of Amendment of the Certificate of Incorporation dated March 29, 1999. (2)
3.7	Certificate of Amendment of the Certificate of Incorporation dated February 16, 2001. (4)
3.8	Certificate of Amendment of the Certificate of Incorporation of Hudson Technologies, Inc., dated March 20, 2002. (5)
3.9	Amendment to Certificate of Incorporation dated January 3, 2003. (6)
3.10	Amended and Restated By-Laws adopted July 29, 2011. (15)
10.1	Assignment of patent rights from Kevin J. Zugibe to Registrant. (1)
10.2	1997 Stock Option Plan of the Company, as amended. (3) *
10.3	1994 Stock Option Plan of the Company. (1)*
10.4	2004 Stock Incentive Plan. (10)*
10.5	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with full vesting upon issuance. (7)
10.6	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with options vesting in equal quarterly installments over two year period. (7)
10.7	Form of Non-Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with full vesting upon issuance. (7)
10.8	Commercial Mortgage, dated May 27, 2005, between Hudson Technologies Company and Busey Bank. (8)
10.9	Commercial Installment Mortgage Note, dated May 27, 2005, between Hudson Technologies Company and Busey Bank. (8)
10.10	Amended and Restated Employment Agreement with Kevin J. Zugibe, as amended. (12)*
10.11	Agreement with Brian F. Coleman, as amended. (12)*
10.12	Agreement with James R. Buscemi, as amended. (12)*
10.13	Agreement with Charles F. Harkins, as amended. (12)*
10.14	Agreement with Stephen P. Mandracchia, as amended. (12)*
10.15	2008 Stock Incentive Plan. (11)
10.16	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance. (12)
10.17	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period. (12)
10.18	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance. (12)
10.19	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period. (12)
10.20	Warrant, dated August 5, 2009, for 73,500 shares of Common Stock issued to Roth Capital Partners, LLC. (19)
10.21	First Amendment to Amended and Restated Employment Agreement with Kevin J. Zugibe, dated December 30, 2008. (12)*
10.22	Form of Warrant issued in the 2010 Offering. (13)
10.23	Warrant Repurchase Agreement dated March 4, 2011 between the Company and Sonar Partners Fund, L.P. (14)
10.24	Warrant Repurchase Agreement dated March 4, 2011 between the Company and Sonar Overseas Fund, Ltd. (14)
10.25	Form of Agreement and Consent, to amend warrants issued in connection with the 2010 Offering, dated March 7, 2011. (14)
10.26	Revolving Credit, Term Loan and Security Agreement, dated June 22, 2012, between Hudson Technologies Company as borrower and PNC Bank, National Association as lender and agent (16)
10.27	$23,000,000 Revolving Credit Note, dated June 22, 2012, by Hudson Technologies Company as borrower in favor of PNC (16)

10.28	$4,000,000 Term Note, dated June 22.2012, by Hudson Technologies Company as borrower in favor of PNC. (16)
10.29	Guaranty & Suretyship Agreement, dated June 22, 2012, made by Hudson Holdings, Inc. as guarantor on behalf of Hudson Technologies Company. (16)
10.30	Guaranty & Suretyship Agreement, dated June 22, 2012, made by the Company as guarantor on behalf of Hudson Technologies Company. (16)
10.31	Patent, Trademarks, and Copyrights Security Agreement, dated June 22, 2012, between the Company and PNC. (16)
10.32	Patent, Trademarks, and Copyrights Security Agreement, dated June 22, 2012, between Hudson Technologies Company and PNC. (16)
10.33	Long Term Care Insurance Plan Summary. (17)*
10.34	First Amendment to Revolving Credit, Term Loan, and Security Agreement between Hudson Technologies Company and PNC dated February 15, 2013. (18)
10.35	$36,000,000 Amended and Restated Revolving Credit Note, dated February 15, 2013, by Hudson Technologies Company as borrower in favor of PNC. (18)
10.36	Guarantors' Ratification dated February 15, 2013, by the Company and Hudson Holdings, Inc. (18)
14	Code of Business Conduct and Ethics. (9)
21	Subsidiaries of the Company. (20)
23.1	Consent of BDO USA, LLP. (20)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (20)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (20)
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (20)
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (20)
101	Interactive data file pursuant to Rule 405 of Regulation S-T.(20)

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(1) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form SB-2 (No. 33-80279-NY).

(2) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

(3) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.

(4) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(5) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

(6) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002.

(7) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

(8) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005.

(9) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K, for the event dated March 3, 2005, and filed May 31, 2005.

(10) Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed August 18, 2004.

(11) Incorporated by reference to Appendix I to the Company's Definitive Proxy Statement on Schedule 14A filed July 29, 2008.

(12) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

(13) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K for the event dated July 1, 2010 and filed July 2, 2010.

(14) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

(15) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form-10-Q for the quarter ended June 30, 2011.

(16) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 8-K for the event dated June 22, 2012 and filed June 28, 2012.

(17) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(18) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K for the event dated February 15, 2013 and filed February 20, 2013.

(19) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

(20) Filed herewith.

(*) Denotes Management Compensation Plan, agreement or arrangement.

Hudson Technologies, Inc.
Consolidated Financial Statements

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Hudson Technologies, Inc.
Pearl River, NY

We have audited the accompanying consolidated balance sheets of Hudson Technologies, Inc. and subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson Technologies, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Stamford, CT
March 5, 2013

Hudson Technologies, Inc. and Subsidiaries
Consolidated Balance Sheets

(Amounts in thousands, except for share and par value amounts)

	December 31,	
	2012	2011
Assets		
Current assets:		
Cash and cash equivalents	$ 3,991	$ 3,958
Trade accounts receivable - net	1,956	2,453
Inventories	40,167	17,734
Deferred tax asset	234	0
Prepaid expenses and other current assets	676	611
Total current assets	47,024	24,756
Property, plant and equipment, less accumulated depreciation and amortization	4,765	3,441
Other assets	341	79
Deferred tax asset	3,888	3,086
Investments in affiliates	1,138	0
Intangible assets, less accumulated amortization	76	89
Total Assets	$57,232	$31,451
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 6,219	$ 5,227
Accrued payroll	661	703
Short-term debt and current maturities of long-term debt	12,736	6,361
Total current liabilities	19,616	12,291
Long-term debt, less current maturities	4,920	121
Total Liabilities	24,536	12,412
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, shares authorized 5,000,000:		
Series A Convertible Preferred stock, $0.01 par value ($100 liquidation preference value); shares authorized 150,000; none issued or outstanding	0	0
Common stock, $0.01 par value; shares authorized 50,000,000; issued and outstanding 24,124,625 and 23,783,106	241	238
Additional paid-in capital	43,722	42,869
Accumulated deficit	(11,267)	(24,068)
Total Stockholders' Equity	32,696	19,039
Total Liabilities and Stockholders' Equity	$57,232	$31,451

See Accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and Subsidiaries
Consolidated Income Statements
(Amounts in thousands, except for share and per share amounts)

	For the years ended December 31,	
	2012	2011
Revenues	$56,447	$44,322
Cost of sales	33,905	35,637
Gross Profit	22,542	8,685
Operating expenses:		
Selling and marketing	2,748	2,153
General and administrative	4,914	4,004
Total operating expenses	7,662	6,157
Operating income	14,880	2,528
Other income (expense):		
Interest expense	(693)	(881)
Other income	9	21
Total other income (expense)	(684)	(860)
Income before income taxes	14,196	1,668
Income tax expense	1,395	634
Net income	$ 12,801	$ 1,034
Net income per common share - basic	$0.54	$0.04
Net income per common share - diluted	$0.49	$0.04
Weighted average number of shares outstanding - basic	23,906,706	23,780,814
Weighted average number of shares outstanding - diluted	26,353,960	24,803,047

See Accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except for share amounts)

	Common stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at December 31, 2010	**23,780,606**	**$238**	**$42,887**	**($25,102)**	**$18,023**
Repurchase of warrants	0	0	(90)	0	(90)
Issuance of common stock upon exercise of stock options	2,500	0	3	0	3
Value of share-based arrangements	0	0	69	0	69
Net income	0	0	0	1,034	1,034
Balance at December 31, 2011	**23,783,106**	**238**	**42,869**	**(24,068)**	**19,039**
Issuance of common stock in connection with asset purchase	160,305	1	599	0	600
Issuance of common stock upon exercise of stock options and warrants	161,214	2	120	0	122
Issuance of common stock for services	20,000	0	74	0	74
Value of share-based arrangements	0	0	60	0	60
Net income	0	0	0	12,801	12,801
Balance at December 31, 2012	**24,124,625**	**$241**	**$43,722**	**($11,267)**	**$32,696**

See Accompanying Notes to the Consolidated Financial Statements.

Hudson Technologies, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
(Amounts in thousands)

	For the years ended December 31,	
	2012	**2011**
Cash flows from operating activities:		
Net income	$12,801	$1,034
Adjustments to reconcile net income		
to cash provided (used) by operating activities:		
Depreciation and amortization	556	497
Allowance for doubtful accounts	29	26
Amortization of deferred finance cost	41	6
Value of share-based payment arrangements	134	69
Deferred tax (benefit) utilization	(1,036)	583
Changes in assets and liabilities:		
Trade accounts receivable	468	(712)
Inventories	(22,433)	477
Prepaid expenses and other current assets	(65)	(235)
Other assets	(303)	(19)
Accounts payable and accrued expenses	542	(1,113)
Cash provided (used) by operating activities	(9,266)	613
Cash flows from investing activities:		
Additions to patents	(19)	(43)
Additions to property, plant, and equipment	(1,248)	(903)
Investment in affiliates	(730)	0
Cash used by investing activities	(1,997)	(946)
Cash flows from financing activities:		
Proceeds from issuance of common stock - net	122	3
Repurchase of warrants	0	(90)
Proceeds of short-term debt - net	10,527	1,470
Proceeds from long-term debt	4,387	0
Repayment of long-term debt	(3,740)	(1,018)
Cash provided by financing activities	11,296	365
Increase in cash and cash equivalents	33	32
Cash and cash equivalents at beginning of period	3,958	3,926
Cash and cash equivalents at end of period	$3,991	$3,958
Supplemental disclosure of cash flow information:		
Cash paid during period for interest	$ 652	$ 862
Cash paid for income taxes	$2,553	$ 59
Non Cash Investing and Finance Securities		
Investment in affiliates	$ 408	$ 0
Issuance of common stock in connection with asset purchase	$ 600	$ 0

See Accompanying Notes to the Consolidated Financial Statements

Hudson Technologies, Inc. and subsidiaries
Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Business

Hudson Technologies, Inc., incorporated under the laws of New York on January 11, 1991, is a refrigerant services company providing innovative solutions to recurring problems within the refrigeration industry. The Company's products and services are primarily used in commercial air conditioning, industrial processing and refrigeration systems, including (i) refrigerant sales, (ii) refrigerant management services consisting primarily of reclamation of refrigerants and (iii) RefrigerantSide® Services performed at a customer's site, consisting of system decontamination to remove moisture, oils and other contaminants. In addition, RefrigerantSide® Services include predictive and diagnostic services for industrial and commercial refrigeration applications, which are designed to predict potential catastrophic problems and identify inefficiencies in an operating system. The Company's Chiller Chemistry®, Chill Smart®, Fluid Chemistry®, and Performance Optimization are predictive and diagnostic service offerings. As a component of the Company's products and services, the Company also participates in the generation of carbon offset projects. The Company operates principally through its wholly-owned subsidiary, Hudson Technologies Company. Unless the context requires otherwise, references to the "Company", "Hudson", "we", "us", "our", or similar pronouns refer to Hudson Technologies, Inc. and its subsidiaries.

In preparing the accompanying consolidated financial statements, and in accordance with ASC855-10 "Subsequent Events", the Company's management has evaluated subsequent events through the date that the financial statements were filed.

In the opinion of management, all estimates and adjustments considered necessary for a fair presentation have been included and all such adjustments were normal and recurring.

Consolidation

The consolidated financial statements represent all companies of which Hudson directly or indirectly has majority ownership or otherwise controls. Significant intercompany accounts and transactions have been eliminated. The Company's consolidated financial statements include the accounts of wholly-owned subsidiaries Hudson Holdings, Inc. and Hudson Technologies Company.

Fair value of financial instruments

The carrying values of financial instruments including trade accounts receivable and accounts payable approximate fair value at December 31, 2012 and 2011, because of the relatively short maturity of these instruments. The carrying value of short and long-term debt approximates fair value, based upon quoted market rates of similar debt issues, as of December 31, 2012 and 2011.

Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade accounts receivable. The Company maintains its temporary cash investments in highly-rated financial institutions and, at times, the balances exceed FDIC insurance coverage. The Company's trade accounts receivables are primarily due from companies throughout the United States. The Company reviews each customer's credit history before extending credit.

The Company establishes an allowance for doubtful accounts based on factors associated with the credit risk of specific accounts, historical trends, and other information. The carrying value of the Company's accounts receivable is reduced by the established allowance for doubtful accounts. The allowance for doubtful accounts includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve for the remaining accounts receivable balances. The Company adjusts its reserves based on factors that affect the collectability of the accounts receivable balances.

For the year ended December 31, 2012, two customers each accounted for 10% or more of the Company's revenues and in the aggregate these two customers accounted for 28% of the Company's revenues. At December 31, 2012, there were no outstanding receivables from these customers. For the year ended December 31, 2011, no one customer accounted for 10% or more of the Company's revenues.

The loss of a principal customer or a decline in the economic prospects of and/or a reduction in purchases of the Company's products or services by any such customer could have an adverse effect on the Company's future financial position and results of operations.

Cash and cash equivalents

Temporary investments with original maturities of ninety days or less are included in cash and cash equivalents.

Inventories

Inventories, consisting primarily of refrigerant products available for sale, are stated at the lower of cost, on a first-in first-out basis, or market.

Property, plant, and equipment

Property, plant, and equipment are stated at cost, including internally manufactured equipment. The cost to complete equipment that is under construction is not considered to be material to the Company's financial position. Provision for depreciation is recorded (for financial reporting purposes) using the straight-line method over the useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over the shorter of economic life or terms of the respective leases. Costs of maintenance and repairs are charged to expense when incurred.

Due to the specialized nature of the Company's business, it is possible that the Company's estimates of equipment useful life periods may change in the future.

Revenues and cost of sales

Revenues are recorded upon completion of service or product shipment and passage of title to customers in accordance with contractual terms. The Company evaluates each sale to ensure collectability. In addition, each sale is based on an arrangement with the customer and the sales price to the buyer is fixed. License fees are recognized over the period of the license based on the respective performance measurements associated with the license. Royalty revenues are recognized when earned. Cost of sales is recorded based on the cost of products shipped or services performed and related direct operating costs of the Company's facilities. To the extent that the Company charges its customers shipping fees, such amounts are included as a component of revenue and the corresponding costs are included as a component of cost of sales.

The Company's revenues are derived from refrigerant and reclamation sales and RefrigerantSide® Services, including license and royalty revenues. The revenues for each of these lines are as follows:

Years Ended December 31, *(in thousands)*	2012	2011
Refrigerant and reclamation sales	$52,220	$40,346
RefrigerantSide® Services	4,227	3,976
Total	$56,447	$44,322

Income taxes

The Company utilizes the asset and liability method for recording deferred income taxes, which provides for the establishment of deferred tax asset or liability accounts based on the difference between tax and financial reporting bases of certain assets and liabilities. The tax benefit associated with the Company's net operating loss carry forwards ("NOLs") is recognized to the extent that the Company is expected to recognize future taxable income. The Company assesses the recoverability of its deferred tax assets based on its expectation that it will recognize future taxable income and adjusts its valuation allowance accordingly. As of December 31, 2012 and 2011, the net deferred tax asset was $4,122,000 and $3,086,000, respectively.

Certain states either do not allow or limit NOLs and as such the Company will be liable for certain state taxes. To the extent that the Company utilizes its NOLs, it will not pay tax on such income but may be subject to the federal alternative minimum tax. In addition, to the extent that the Company's net income, if any, exceeds the annual NOL limitation it will pay income taxes based on existing statutory rates. Moreover, as a result of a "change in control", as defined by the Internal Revenue Service, the Company's ability to utilize its existing NOLs is subject to certain annual limitations. The Company's NOLs are subject to annual limitations of $1,300,000.

As a result of an Internal Revenue Service audit, the 2006 and prior federal tax years have been closed. The Company operates in many states throughout the United States and, as of December 31, 2012, the various states' statutes of limitations remain open for tax years subsequent to 2008. The Company recognizes interest and penalties, if any, relating to income taxes as a component of the provision for income taxes.

The Company evaluates uncertain tax positions, if any, by determining if it is more likely than not to be sustained upon examination by the taxing authorities. As of December 31, 2012 and 2011, the Company had no uncertain tax positions.

Income per common and equivalent shares

If dilutive, common equivalent shares (common shares assuming exercise of options and warrants) utilizing the treasury stock method are considered in the presentation of diluted earnings per share. The reconciliation of shares used to determine net income per share is as follows (dollars in thousands):

	Years Ended December 31,	
	2012	2011
Net income	$12,801	$1,034
Weighted average number of shares – basic	23,906,706	23,780,814
Shares underlying warrants	315,494	10,966
Shares underlying options	2,131,760	1,011,267
Weighted average number of shares outstanding – diluted	26,353,960	24,803,047

During the year ended December 31, 2012 and 2011, certain options and warrants aggregating none and 1,995,000 shares, respectively, have been excluded from the calculation of diluted shares, due to the fact that their effect would be anti-dilutive.

Estimates and risks

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities, and the results of operations during the reporting period. Actual results could differ from these estimates.

The Company utilizes both internal and external sources to evaluate potential current and future liabilities for various commitments and contingencies. In the event that the assumptions or conditions change in the future, the estimates could differ from the original estimates.

Several of the Company's accounting policies involve significant judgments, uncertainties and estimations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. To the extent that actual results differ from management's judgments and estimates, there could be a material adverse effect on the Company. On a continuous basis, the Company evaluates its estimates, including, but not limited to, those estimates related to its allowance for doubtful accounts, inventory reserves, and valuation allowance for the deferred tax assets relating to its NOLs and commitments and contingencies. With respect to accounts receivable, the Company estimates the necessary allowance for doubtful accounts based on both historical and anticipated trends of payment history and the ability of the customer to fulfill its obligations. For inventory, the Company evaluates both current and anticipated sales prices of its products to determine if a write down of inventory to net realizable value is necessary. In determining the Company's valuation allowance for its deferred tax assets, the Company assesses its ability to generate taxable income in the future.

The Company participates in an industry that is highly regulated, changes in which could affect operating results. Currently the Company purchases virgin, hydrochlorofluorocarbon ("HCFC") and hydrofluorocarbon ("HFC") refrigerants and reclaimable, primarily HCFC and chlorofluorocarbon ("CFC"), refrigerants from suppliers and its customers. Effective January 1, 1996, the Clean Air Act (the "Act") prohibited the production of virgin CFC refrigerants and limited the production of virgin HCFC refrigerants. Effective January 2004, the Act further limited the production of virgin HCFC refrigerants and federal regulations were enacted which established production and consumption allowances for HCFC refrigerants and which imposed limitations on the importation of certain virgin HCFC refrigerants. Additionally, effective January 1, 2010, the Act further limited the production of virgin HCFC refrigerants and additional federal regulations were enacted which imposed further limitation and a phase down on the use, production and importation of virgin HCFC refrigerants. As a result of litigation, the federal regulations implementing the January 2010 phase down schedule have been vacated. Under the Act, production of certain virgin HCFC refrigerants is scheduled to be phased out during the period 2010 through 2020, and production of all virgin HCFC refrigerants is scheduled to be phased out by 2030. In January 2012, the Environmental Protection Agency ("EPA") published a proposed rule, by which the EPA has proposed to further reduce the production of HCFC refrigerants when compared to the reductions established in the January 1, 2010 published rule. The reductions proposed by the EPA in the proposed rule range from 11 to 47 percent from the levels established in the prior rule for calendar years 2012, 2013, and 2014 (the "Period"). To the extent that there is no final rule for the Period, the industry is operating under the direction of "No Action Assurance Letters" issued by the Enforcement Division of the EPA. For the years ending December 31, 2012 and 2013, the EPA has allowed virgin production or importation of 55 and 39 million pounds, respectively, of HCFC22. The Company believes it is likely that the final rule, which the Company expects to be issued in 2013, will allow for the production or importation of at least 45 million pounds of HCFC22 in 2013. Once a final rule is released, the number of pounds will be known for the entire Period.

To the extent that the Company is unable to source sufficient quantities of refrigerants or is unable to obtain refrigerants on commercially reasonable terms or experiences a decline in demand and/or price for refrigerants, the Company could realize reductions in refrigerant processing and possible loss of revenues, which would have a material adverse affect on operating results.

The Company is subject to various legal proceedings. The Company assesses the merit and potential liability associated with each of these proceedings. In addition, the Company estimates potential liability, if any, related to these matters. To the extent that these estimates are not accurate, or circumstances change in the future, the Company could realize liabilities, which would have a material adverse effect on operating results and its financial position.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Recent accounting pronouncements

In July 2012, the FASB issued ASU 2012-02, *Intangibles- Goodwill or Other (Topic 350): Testing Indefinite-Living Tangible Assets for Impairment.* ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite- lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 is not expected to have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements.* ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair valve measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our results of operations or our financial position.

Note 2 - Other income

For the year ended December 31, 2012 other income of $9,000 consisted primarily of miscellaneous income. For the year ended December 31, 2011, other income of $21,000 consisted of interest income.

Note 3 - Income taxes

During the year ended December 31, 2012, the Company recognized $5,395,000 in federal and state income tax expense at statutory rates offset by the release during the 4th quarter of 2012 of $4,000,000 of the Company's deferred tax asset valuation allowance. During the year ended December 31, 2011, the Company recognized $634,000 in federal and state income tax expense. In future periods, the Company will be subject to federal and state income tax expense at statutory tax rates. Future usage of the Company's NOL's will be subjected to annual limitations of $1,300,000.

The following summarizes the provision for income taxes:

Years Ended December 31, (in thousands)	**2012**	**2011**
Current:		
Federal	$1,846	$0
State and local	585	51
	2,431	51
Deferred:		
Federal	(927)	522
State and local	(109)	61
	(1,036)	583
Provision for income taxes	$1,395	$634

Reconciliation of the Company's actual tax rate to the U.S. Federal statutory rate is as follows:

Years ended December 31,	**2012**	**2011**
Income tax rates		
- Statutory U.S. federal rate	34%	34%
- States, net U.S. benefits	4%	4%
- Reduction of valuation allowance	(28%)	0%
Total	10%	38%

As of December 31, 2012, the Company had NOL's of approximately $11,000,000 expiring through 2029The Company's NOL's are subject to an annual limitation of $1,300,000.

Elements of deferred income tax assets (liabilities) are as follows:

December 31, *(in thousands)*	**2012**	**2011**
Deferred tax assets (liabilities)		
- Depreciation & amortization	($112)	$133
- Reserves for doubtful accounts	86	66
- Accrued payroll	0	166
- Inventory reserve	148	137
- NOL	4,000	7,014
Subtotal	4,122	7,516
- Valuation allowance	0	(4,430)
Total	$4,122	$3,086

The Company considered its projected future taxable income, and associated annual limitations, in determining the amount of deferred tax assets to recognize. The Company believes that given the extended time period that it may recognize its deferred tax assets, it is more likely than not it will realize the benefit of these assets prior to their expiration. As of December 31, 2012, there is no further deferred tax asset valuation allowance.

Note 4 - Trade accounts receivable - net

At December 31, 2012 and 2011, trade accounts receivable are net of reserves for doubtful accounts of $227,000 and $200,000, respectively.

Note 5- Inventories

Inventories consist of the following:

December 31,	2012	2011
(in thousands)		
Refrigerant and cylinders	$ 9,893	$ 5,597
Packaged refrigerants	30,274	12,137
Total	$40,167	$17,734

Note 6 - Property, plant, and equipment

Elements of property, plant, and equipment are as follows:

December 31,	2012	2011	Estimated Lives
(in thousands)			
Property, plant, and equipment			
- Land	$ 535	$ 535	
- Buildings	830	830	39 years
- Building improvements	770	770	39 years
- Equipment	8,253	7,312	3-7 years
- Equipment under capital lease	231	231	5-7 years
- Vehicles	1,212	1,056	5 years
- Lab and computer equipment, software	2,017	903	3-5 years
- Furniture & fixtures	246	233	7-8 years
- Leasehold improvements	40	40	3 years
- Equipment under construction	96	609	
Subtotal	14,230	12,519	
Accumulated depreciation & amortization	9,465	9,078	
Total	$4,765	$3,441	

Depreciation expense for the years ended December 31, 2012 and 2011 were $524,000 and $470,000, respectively.

Included in lab and computer equipment is software acquired for EffTec International, Inc. ("EffTec") for $995,000 of which $600,000 was paid with the issuance of shares of the Company's common stock.

Note 7 - Short-term and long-term debt

Elements of short-term and long-term debt are as follows:

December 31,	2012	2011
(in thousands)		
Short-term & long-term debt		
Short-term debt:		
- Bank credit line	$12,451	$2,843
- Long-term debt: current	285	3,518
Subtotal	12,736	6,361
Long-term debt:		
- Bank credit line	4,000	2,500
- Building and land mortgage	764	903
- Vehicle and equipment loans	327	114
- Capital lease obligations	114	122
- Less: current maturities	(285)	(3,518)
Subtotal	4,920	121
Total short-term & long-term debt	$17,656	$6,482

Bank Credit Line

On June 22, 2012, a subsidiary of Hudson entered into a Revolving Credit, Term Loan and Security Agreement (the "PNC Facility") with PNC Bank, National Association, as agent ("Agent" or "PNC"), and such other lenders as may thereafter become a party to the PNC Facility. Under the terms of the PNC Facility, Hudson could initially borrow up to $27,000,000 consisting of a term loan in the principal amount of $4,000,000 and revolving loans in a maximum amount up to the lesser of $23,000,000 and a borrowing base that is calculated based on the outstanding amount of Hudson's eligible receivables and eligible inventory, as described in the PNC Facility. Amounts borrowed under the PNC Facility may be used by Hudson for working capital needs and to reimburse drawings under letters of credit. On the closing date of the PNC Facility, Hudson borrowed $9,548,000 which was used by Hudson to repay all amounts outstanding under the prior credit facility with Keltic Financial Partners, LP ("Keltic") and to pay fees and expenses relating to the PNC Facility of approximately $245,000 which is being amortized over the life of the loan. At December 31, 2012, total borrowings under the PNC Facility were $16,451,000, and there was $10,357,000 available to borrow under the revolving line of credit. The effective interest rate under the PNC Facility was 4% at December 31, 2012. On February 15, 2013 the PNC Facility was amended. As a result of this amendment, Hudson may borrow up to a maximum of $40,000,000 consisting of a term loan in the principal amount of $4,000,000 and revolving loans in a maximum amount up to $36,000,000.

Interest on loans under the PNC Facility is payable in arrears on the first day of each month with respect to loans bearing interest at the domestic rate (as set forth in the PNC Facility) and at the end of each interest period with respect to loans bearing interest at the Eurodollar rate (as set forth in the PNC Facility) or, for Eurodollar rate loans with an interest period in excess of three months, at the earlier of (a) each three months from the commencement of such Eurodollar rate loan or (b) the end of the interest period. Interest charges with respect to loans are computed on the actual principal amount of loans outstanding during the month at a rate per annum equal to (A) with respect to domestic rate loans, the sum of (i) a rate per annum equal to the higher of (1) the base commercial lending rate of PNC, (2) the federal funds open rate plus .5% and (3) the daily LIBOR plus 1%, plus (ii) .5% and (B) with respect to Eurodollar rate loans, the sum of the Eurodollar rate plus 2.25%.

Hudson granted to PNC, for itself, and as agent for such other lenders as may thereafter become a lender under the PNC Facility, a security interest in Hudson's receivables, intellectual property, general intangibles, inventory and certain other assets.

The PNC Facility contains certain financial and non-financial covenants relating to Hudson, including limitations on Hudson's ability to pay dividends on common stock or preferred stock, and also includes certain events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other obligations, events of bankruptcy and insolvency, certain ERISA events, judgments in excess of specified amounts, impairments to guarantees and a change of control. As of December 31, 2012, the Company was in compliance with all covenants in the PNC Facility.

The commitments under the PNC Facility will expire and the full outstanding principal amount of the loans, together with accrued and unpaid interest, are due and payable in full on June 22, 2015, unless the commitments are terminated and the outstanding principal amount of the loans are accelerated sooner following an event of default.

Building and Land Mortgage

On June 1, 2012, the Company entered into a mortgage note with Busey Bank for $855,000. The note bears interest at the fixed rate of 4% per annum, amortizing over 60 months and maturing on June 1, 2017. The mortgage note is secured by the Company's land and building located in Champaign, Illinois. At December 31, 2012 the principal balance of this mortgage note was $764,000.

Vehicle and Equipment Loans

The Company had entered into various vehicle and equipment loans. These loans are payable in 60 monthly payments through March 2017 and bear interest from 2.9% to 8.7%.

Scheduled maturities of the Company's long-term debt and capital lease obligations are as follows:

Years ended December 31,	Amount
(in thousands)	
- 2013	$285
- 2014	290
- 2015	4,267
- 2016	257
- 2017	106
Total	$5,205

Capital Lease Obligations

The Company rents certain equipment with a net book value of approximately $128,000 at December 31, 2012 under leases which have been classified as capital leases. Scheduled future minimum lease payments under capital leases net of interest are as follows:

Years ended December 31, (in thousands)	Amount
- 2013	$59
- 2014	36
- 2015	22
- 2016	6
	123
Less Interest expense	(9)
Total	$114

Note 8 - Stockholders' equity

On September 5, 2008, the Company's shelf registration statement on Form S-3 (the "Shelf Registration") was declared effective by the SEC.

On July 31, 2009, Hudson entered into a Placement Agent Agreement with Roth Capital Partners, ("Roth"), engaging Roth to act as placement agent for a registered direct offering under the Shelf Registration to sell, on a best efforts basis, 3,870,000 shares of the Company's common stock at a sale price of $1.15 per share (the "2009 Offering").

A closing of the 2009 Offering was held on August 5, 2009, at which time, Hudson sold 1,470,000 shares of its common stock at $1.15 per share and received net proceeds of approximately $1,400,000 and no other closings were completed. As placement agent for the 2009 Offering, Roth received $101,000 and a warrant to purchase 73,500 shares of common stock at an exercise price of $1.4375 per share, plus reimbursement of its expenses of $56,000. The estimated fair value of the warrant was approximately $48,000 and such warrant was charged to additional paid-in capital as compensation expense to Roth.

On July 7, 2010, the Company sold 2,737,500 units, with the aggregate units consisting of 2,737,500 shares of the Company's common stock and warrants to purchase 1,368,750 shares, at a price of $2.00 per unit in a registered direct offering (the "2010 Offering") pursuant to the Shelf Registration. The warrants issued as part of the 2010 Offering have an exercise price of $2.60 per share and are exercisable for a five-year period, which commenced on January 7, 2011. The net proceeds pursuant to the 2010 Offering were approximately $4,900,000. The value of the aggregate number of warrants issued pursuant to the 2010 Offering was approximately $1,300,000 and such amount was charged as a component of stockholders' equity to additional paid-in capital.

Effective as of March 4, 2011, the Company re-purchased warrants to purchase 150,000 shares of the Company's common stock, at a price of $0.60 per share, which warrants were issued in connection with the 2010 Offering.

On March 7, 2011, the remaining 1,218,750 warrants issued in connection with the 2010 Offering were amended on consent of the holders of more than two-thirds of the remaining warrants, to among other things, extend the expiration date of the warrants to July 7, 2016.

On May 17, 2012, the Company issued 20,000 shares of the Company's common stock to a certain consultant for services, and the Company recognized $74,000 in general and administrative expenses for this service.

In connection with an April 2008 amendment of the Company's prior credit facility with Keltic, the Company issued an aggregate of 100,000 five-year common stock purchase warrants exercisable at $1.88 per share (the "Keltic Warrants"). On August 3, 2012, the Company issued 53,140 shares of common stock upon the cashless exercise of the Keltic Warrants based upon a fair market valuation of $ 4.012 per share on the exercise date (as calculated under the warrants). The Company did not receive any cash proceeds upon the exercise of the Keltic Warrants.

On November 9, 2012, the Company issued 133,589 shares of the Company's common stock, at a price of $3.743 per share, to EffTec, in connection with the Company's purchase from EffTec's subsidiary of its proprietary Efftrack™ software. The Company also issued 26,716 shares of its common stock, at a price of $3.743 per share, to Scott Macon, Ltd in payment for services it performed as the Company's advisor in the EffTec Transaction.

Note 9 - Commitments and contingencies

Rents and operating leases

Hudson utilizes leased facilities and operates equipment under non-cancelable operating leases through March 1, 2013 as follows:

Properties

Location	Annual Rent	Lease Expiration Date
Auburn, Washington	$ 25,000	Month to Month
Baton Rouge, Louisiana	$ 27,000	Month to Month
Champaign, Illinois	$258,000	12/2014
Charlotte, North Carolina	$ 61,000	3/2016
Hampstead, New Hampshire	$ 24,000	8/2017
Pearl River, New York	$105,000	8/2018
Pottsboro, Texas	$ 18,000	8/2014
Stony Point, NY	$106,000	6/2016
Tulsa, Oklahoma	$ 26,000	12/2014

The Company rents properties and various equipment under operating leases. Rent expense for the years ended December 31, 2012 and 2011 totaled approximately $650,000 and $601,000, respectively. In addition to the properties above, the Company does at times utilize public warehouse space on a month to month basis. The Company typically enters into short-term leases for the facilities and wherever possible extends the expiration date of such leases.

Future commitments under operating leases are summarized as follows:

Years ended December 31, *(in thousands)*	Amount
- 2013	$ 668
- 2014	537
-2015	238
-2016	181
-2017	194
Total	$1,818

Legal Proceedings

On April 1, 1999, the Company reported a release of approximately 7,800 lbs. of R-11 refrigerant (the "1999 Release"), at its former leased facility in Hillburn, NY (the "Hillburn Facility"), which the Company vacated in June 2006. A failed hose connection to one of the Company's outdoor storage tanks allowed liquid R-11 refrigerant ("R-11") to discharge from the tank into the concrete secondary containment area in which the subject tank was located.

Between April 1999 and May 1999, with the approval of the New York State Department of Environmental Conservation ("DEC"), the Company constructed and put into operation a remediation system to remove R-11 levels in the groundwater under and around the Hillburn Facility.

In September 2000, the Company signed an Order on Consent with the DEC, which was amended in May 2001, whereby the Company agreed to operate the remediation system and perform monthly testing at the Hillburn Facility until remaining groundwater contamination has been effectively abated. In July 2005, the DEC approved a modification of the Order on Consent to reduce the frequency of testing from monthly to quarterly. The Company is continuing to operate the remediation system pursuant to the approved modifications to that Order on Consent. In December 2012, the Company met with representatives of the DEC and has proposed further modifications to the Order of Consent to further reduce the frequency and scope of testing, and expects to finalize these modifications during the first half of 2013. Based upon the Company's recent discussions with the DEC, as of December 31, 2012, the Company accrued, as an expense in its consolidated financial statements, the costs that the Company believes it will incur in connection with its compliance with the Order of Consent through December 31, 2017. There can be no assurance that additional testing will not be required or that the Company will not incur additional costs and such costs in excess of the Company's estimate may have a material adverse effect on the Company financial condition or results of operations.

In May 2000, the Hillburn Facility, as a result of the 1999 Release, was nominated by the United States Environmental Protection Agency ("EPA") for listing on the National Priorities List ("NPL") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"). The Company submitted opposition to the listing within the sixty-day comment period. In September 2003, the EPA advised the Company that it has no current plans to finalize the process for listing of the Hillburn Facility on the NPL and that the EPA will not withdraw the proposal for listing on the NPL.

The Company has exhausted all insurance proceeds available for the 1999 Release under all applicable policies.

During the years ended December 31, 2012 and 2011, the Company incurred $102,000 and $86,000, respectively, in additional remediation costs in connection with the matters above. There can be no assurance that the ultimate outcome of the 1999 Release will not have a material adverse effect on the Company's financial condition and results of operations. There can be no assurance that the EPA will not change its current plans and seek to finalize the process of listing the Hillburn Facility on the NPL, or that the ultimate outcome of such a listing will not have a material adverse effect on the Company's financial condition and results of operations.

Employment Agreement

The Company has entered into a two-year employment agreement with Kevin J. Zugibe, which currently expires in October 2014 and is automatically renewable for successive two-year terms unless either party gives notice of termination at least ninety days prior to the then expiration date of the then current term. Pursuant to the agreement, Mr. Zugibe is receiving an annual base salary of $288,500 with such increases and bonuses as the Company's Board of Directors may determine. The Company is the beneficiary of a "key-man" insurance policy on the life of Mr. Zugibe in the amount of $1,000,000.

Note 10 - Share-Based compensation

Share-based compensation represents the cost related to share-based awards, typically stock options, granted to employees, non-employees, officers and directors. Share-based compensation is measured at grant date, based on the estimated aggregate fair value of the award on the grant date, and such amount is charged to compensation expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. For the years ended December 31, 2012 and 2011, the share-based compensation expense of $134,000 and $69,000, respectively, is reflected in general and administrative expenses in the consolidated income statements.

Share-based awards have historically been stock options issued pursuant to the terms of the Company's 1994 and 1997 stock option plans and the Company's 2004 and 2008 stock incentive plans, (collectively, the "Plans"), described below. The Plans may be administered by the Board of Directors or the Compensation and Stock Option Committee of the Board or by another committee appointed by the Board from among its members as provided in the Plans. Presently, the Plans are administered by the Company's Compensation/Stock Option Committee of the Board of Directors. As of December 31, 2012, the Plans authorized the issuance of stock options to purchase 5,500,000 shares of the Company's common stock and, as of December 31, 2012 there were 2,636,470 shares of the Company's common stock available for issuance for future stock option grants or other stock based awards.

Stock option awards, which allow the recipient to purchase shares of the Company's common stock at a fixed price, are typically granted at an exercise price equal to the Company's stock price at the date of grant. Typically, the Company's stock option awards have generally vested from immediately to two years from the grant date and have had a contractual term ranging from five to ten years

For the years ended December 31, 2012 and 2011, the Company issued 30,843 and 75,000 options, respectively. As of December 31, 2012, there was no unrecognized compensation cost related to non-vested previously granted option awards.

Effective October 31, 1994, the Company adopted an Employee Stock Option Plan ("1994 Plan") pursuant to which 725,000 shares of common stock were reserved for issuance upon the exercise of options designated as either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended ("Code"), or (ii) nonqualified options. ISOs could be granted under the 1994 Plan to employees and officers of the Company. Non-qualified options could be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Effective November 1, 2004, the Company's ability to grant options under the 1994 Plan expired.

Effective July 25, 1997, the Company adopted its 1997 Employee Stock Option Plan, which was amended on August 19, 1999, ("1997 Plan") pursuant to which 2,000,000 shares of common stock were reserved for issuance upon the exercise of options designated as either (i) ISOs under the Code, or (ii) nonqualified options. ISOs could be granted under the 1997 Plan to employees and officers of the Company. Non-qualified options could be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights could also be issued in tandem with stock options. Effective June 11, 2007, the Company's ability to grant options or stock appreciation rights under the 1997 Plan expired.

Effective September 10, 2004, the Company adopted its 2004 Stock Incentive Plan ("2004 Plan") pursuant to which 2,500,000 shares of common stock were reserved for issuance upon the exercise of options, designated as either (i) ISOs under the Code, or (ii) nonqualified options, restricted stock, deferred stock or other stock-based awards. ISOs may be granted under the 2004 Plan to employees and officers of the Company. Non qualified options, restricted stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless the 2004 Plan is sooner terminated, the ability to grant options or other awards under the 2004 Plan will expire on September 10, 2014.

ISOs granted under the 2004 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Nonqualified options granted under the 2004 Plan may not be granted at a price less than the fair market value of the common stock. Options granted under the 2004 Plan expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

Effective August 27, 2008, the Company adopted its 2008 Stock Incentive Plan ("2008 Plan") pursuant to which 3,000,000 shares of common stock were reserved for issuance upon the exercise of options, designated as either (i) ISOs under the Code, or (ii) nonqualified options, restricted stock, deferred stock or other stock-based awards. ISOs may be granted under the 2008 Plan to employees and officers of the Company. Non qualified options, restricted stock, deferred stock or other stock-based awards may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company. Stock appreciation rights may also be issued in tandem with stock options. Unless the 2008 Plan is sooner terminated, the ability to grant options or other awards under the 2008 Plan will expire on August 27, 2018.

ISOs granted under the 2008 Plan may not be granted at a price less than the fair market value of the common stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). Nonqualified options granted under the 2008 Plan may not be granted at a price less than the fair market value of the common stock. Options granted under the 2008 Plan expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company).

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value on the date of the grant.

The Company determines the fair value of share based awards at the grant date by using the Black-Scholes option-pricing model, and is incorporating the simplified method to compute expected lives of share based awards with the following weighted-average assumptions:

Years Ended December 31,	**2012**	**2011**
Assumptions		
Dividend yield	0 %	0 %
Risk free interest rate	1.0%	1.0%
Expected volatility	73%	63%
Expected lives	5 years	5 years

A summary of the status of the Company's Plans as of December 31, 2012 and 2011 and changes for the periods ending on those dates is presented below:

Stock Option Plan Totals	**Shares**	**Weighted Average Exercise Price**
Outstanding at December 31, 2010	**3,411,943**	**$1.23**
• Cancelled	(49,000)	$2.04
• Exercised	(2,500)	$1.12
• Granted	75,000	$1.31
Outstanding at December 31, 2011	**3,435,443**	**$1.22**
• Cancelled	(8,313)	$1.10
• Exercised	(109,038)	$1.42
• Granted	30,843	$3.27
Outstanding at December 31, 2012	**3,348,935**	**$1.23**

The following is the weighted average contractual life in years and the weighted average exercise price at December 31, 2012 of:

	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
Options outstanding	3,348,935	4.8 years	$1.23
Options vested	3,348,935	4.8 years	$1.23

The following is the intrinsic value at December 31, 2012 of:

Options outstanding	$ 8,062,564
Options vested in 2012	$ 29,862
Options exercised in 2012	$ 267,000

The intrinsic value of options exercised during the year ended December 31, 2011 was $1,000.

The following is the weighted average fair value for the twelve month period ended December 31, 2012 of:

Options granted	$ 3.27
Options vested	$ 2.86

Note 11- Investment In Affiliates

In July 2011, the Company entered into a joint venture agreement with Safety Hi-Tech S.r.l ("SHT") and with the principals of Banini-Binotti Associates ("BB"). The joint venture has created a new entity know as Hudson Technologies Europe, S.r.l. ("HTE"). The Company and SHT each own 40% of HTE with BB owning the remaining 20%. HTE's purpose is to develop a business that provides for refrigerant reclamation, RefrigerantSide® services and energy optimization services throughout most of Europe, the Middle East and North Africa. As of December 31, 2012, the joint venture has begun limited operations. The Company intends to, over time, have each of its offerings that are available in the US made available in each of these geographies through the operations of HTE. As of December 31, 2012, the Company has made an initial investment of $516,000, of which $408,000 represents equipment purchased in prior years, and once the results of operations are deemed material, the Company's share of the joint venture will be recorded under the equity method.

In August 2012, the Company entered into a joint venture agreement with SHT. The joint venture has created a new entity known as Safety Hi-Tech USA, LLC ("USA"). The Company and SHT each own 50% of USA. USA's purpose is to develop a business that provides fire suppression and suppressants throughout North America and Mexico. As of December 31, 2012, the Company has made and investment of $622,000. As of December 31, 2012, the joint venture has not started operations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDSON TECHNOLOGIES, INC.

By: /s/ Kevin J. Zugibe
Kevin J. Zugibe, Chairman and Chief Executive Officer

Date: March 5, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin J. Zugibe Kevin J. Zugibe	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 5, 2013
/s/ James R. Buscemi James R. Buscemi	Chief Financial Officer (Principal Financial and Accounting Officer)	March 5 2013
/s/ Vincent P. Abbatecola Vincent P. Abbatecola	Director	March 5, 2013
/s/ Brian F. Coleman Brian F. Coleman	Director and President and Chief Operating Officer	March 5, 2013
/s/ Dominic J. Monetta Dominic J. Monetta	Director	March 5, 2013
/s/ Otto C. Morch Otto C. Morch	Director	March 5, 2013

Index to Exhibits

Exhibit Number	Description
	Exhibits
3.1	Certificate of Incorporation and Amendment. (1)
3.2	Amendment to Certificate of Incorporation, dated July 20, 1994. (1)
3.3	Amendment to Certificate of Incorporation, dated October 26, 1994. (1)
3.4	Certificate of Amendment of the Certificate of Incorporation dated March 16, 1999. (2)
3.5	Certificate of Correction of the Certificate of Amendment dated March 25, 1999. (2)
3.6	Certificate of Amendment of the Certificate of Incorporation dated March 29, 1999. (2)
3.7	Certificate of Amendment of the Certificate of Incorporation dated February 16, 2001. (4)
3.8	Certificate of Amendment of the Certificate of Incorporation of Hudson Technologies, Inc., dated March 20, 2002. (5)
3.9	Amendment to Certificate of Incorporation dated January 3, 2003. (6)
3.10	Amended and Restated By-Laws adopted July 29, 2011. (15)
10.1	Assignment of patent rights from Kevin J. Zugibe to Registrant. (1)
10.2	1997 Stock Option Plan of the Company, as amended. (3) *
10.3	1994 Stock Option Plan of the Company. (1)*
10.4	2004 Stock Incentive Plan. (10)*
10.5	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with full vesting upon issuance. (7)
10.6	Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with options vesting in equal quarterly installments over two year period. (7)
10.7	Form of Non-Incentive Stock Option Agreement under the 2004 Stock Incentive Plan of the Company with full vesting upon issuance. (7)
10.8	Commercial Mortgage, dated May 27, 2005, between Hudson Technologies Company and Busey Bank. (8)
10.9	Commercial Installment Mortgage Note, dated May 27, 2005, between Hudson Technologies Company and Busey Bank. (8)
10.10	Amended and Restated Employment Agreement with Kevin J. Zugibe, as amended. (12)*
10.11	Agreement with Brian F. Coleman, as amended. (12)*
10.12	Agreement with James R. Buscemi, as amended. (12)*
10.13	Agreement with Charles F. Harkins, as amended. (12)*
10.14	Agreement with Stephen P. Mandracchia, as amended. (12)*
10.15	2008 Stock Incentive Plan. (11)
10.16	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance. (12)
10.17	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period. (12)
10.18	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with full vesting upon issuance. (12)
10.19	Form of Non-Incentive Stock Option Agreement under the 2008 Stock Incentive Plan with options vesting in equal installments over two year period. (12)
10.20	Warrant, dated August 5, 2009, for 73,500 shares of Common Stock issued to Roth Capital Partners, LLC. (19)
10.21	First Amendment to Amended and Restated Employment Agreement with Kevin J. Zugibe, dated December 30, 2008. (12)*
10.22	Form of Warrant issued in the 2010 Offering. (13)
10.23	Warrant Repurchase Agreement dated March 4, 2011 between the Company and Sonar Partners Fund, L.P. (14)
10.24	Warrant Repurchase Agreement dated March 4, 2011 between the Company and Sonar Overseas Fund, Ltd. (14)
10.25	Form of Agreement and Consent, to amend warrants issued in connection with the 2010 Offering, dated March 7, 2011. (14)
10.26	Revolving Credit, Term Loan and Security Agreement, dated June 22, 2012, between Hudson Technologies Company as borrower and PNC Bank, National Association as lender and agent (16)
10.27	$23,000,000 Revolving Credit Note, dated June 22, 2012, by Hudson Technologies Company as borrower in favor of PNC (16)
10.28	$4,000,000 Term Note, dated June 22.2012, by Hudson Technologies Company as borrower in favor of PNC. (16)

10.29	Guaranty & Suretyship Agreement, dated June 22, 2012, made by Hudson Holdings, Inc. as guarantor on behalf of Hudson Technologies Company. (16)
10.30	Guaranty & Suretyship Agreement, dated June 22, 2012, made by the Company as guarantor on behalf of Hudson Technologies Company. (16)
10.31	Patent, Trademarks, and Copyrights Security Agreement, dated June 22, 2012, between the Company and PNC. (16)
10.32	Patent, Trademarks, and Copyrights Security Agreement, dated June 22, 2012, between Hudson Technologies Company and PNC. (16)
10.33	Long Term Care Insurance Plan Summary. (17)*
10.34	First Amendment to Revolving Credit, Term Loan, and Security Agreement between Hudson Technologies Company and PNC dated February 15, 2013. (18)
10.35	$36,000,000 Amended and Restated Revolving Credit Note, dated February 15, 2013, by Hudson Technologies Company as borrower in favor of PNC. (18)
10.36	Guarantors' Ratification dated February 15, 2013, by the Company and Hudson Holdings, Inc. (18)
14	Code of Business Conduct and Ethics. (9)
21	Subsidiaries of the Company. (20)
23.1	Consent of BDO USA, LLP. (20)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (20)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (20)
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (20)
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002. (20)
101	Interactive data file pursuant to Rule 405 of Regulation S-T.(20)

---

(1) Incorporated by reference to the comparable exhibit filed with the Company's Registration Statement on Form SB-2 (No. 33-80279-NY).

(2) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1999.

(3) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 1999.

(4) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(5) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001.

(6) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002.

(7) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004.

(8) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005.

(9) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K, for the event dated March 3, 2005, and filed May 31, 2005.

(10) Incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A filed August 18, 2004.

(11) Incorporated by reference to Appendix I to the Company's Definitive Proxy Statement on Schedule 14A filed July 29, 2008.

(12) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

(13) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K for the event dated July 1, 2010 and filed July 2, 2010.

(14) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

(15) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form-10-Q for the quarter ended June 30, 2011.

(16) Incorporated by reference to the comparable exhibit filed with the Company's Report on Form 8-K for the event dated June 22, 2012 and filed June 28, 2012.

(17) Incorporated by reference to the comparable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(18) Incorporated by reference to the comparable exhibit filed with the Company's Current Report on Form 8-K for the event dated February 15, 2013 and filed February 20, 2013.

(19) Incorporated by reference to the comparable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

(20) Filed herewith.

(*) Denotes Management Compensation Plan, agreement or arrangement.